AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 2003
                                                     REGISTRATION NO. 333-101242
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------
                                 Amendment No. 1
                                       to
                                    Form S-6
                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A. EXACT NAME OF TRUST:
            Empire State Municipal Exempt Trust, Guaranteed Series 170


B. NAME OF DEPOSITORS:
         Glickenhaus & Co.                 Lebenthal, a division of Advest, Inc.

C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

         Glickenhaus & Co.                 Lebenthal, a division of Advest, Inc.
         6 East 43rd Street                90 State House Square
         New York, New York 10017          Hartford, Connecticut 06103


D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        COPY OF COMMENTS TO:
SETH M. GLICKENHAUS       DAVID A. HOROWITZ             MICHAEL R. ROSELLA, ESQ.
Glickenhaus & Co.         Lebenthal, a division of      Paul, Hastings, Janofsky
6 East 43rd Street        Advest, Inc.                  & Walker LLP
New York, New York 10017  90 State House Square         75 East 55th Street
                          Hartford, Connecticut 06103   New York, New York 10022
                                                        (212) 318-6800


E. TITLE OF SECURITIES BEING REGISTERED:
            An indefinite number of Units of Empire State Municipal Exempt Trust, Guaranteed Series 170 is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended and Rule 24f-2 thereunder.


F. APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

            As soon as practicable after the effective date of the Registration Statement.


            |X| Check if it is proposed that this filing will become effective immediately upon filing on March 26, 2003, pursuant to Rule 487.



================================================================================

5,000 UNITS

DATED:  MARCH 26, 2003


EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170


The Empire State Municipal Exempt Trust, Guaranteed Series 170, is one of a series of similar but separate unit investment trusts the objective of which is to seek to obtain tax-exempt interest income through an investment in a fixed insured portfolio. The portfolio consists primarily of long-term municipal bonds with average maturities of over 10 years. The Sponsors are Glickenhaus & Co. and Lebenthal, a division of Advest, Inc. As of the date of deposit, Moody's will assign a rating of Aaa to all bonds in the Trust, as insured.


The minimum purchase is 1 Unit.

This Prospectus contains two parts. Part A contains the Summary of Essential Information including summary material relating to the trust, the Portfolio and the Statement of Condition. Part B contains more detailed information about the Empire State Municipal Exempt Trust. Part A may not be distributed unless accompanied by Part B.

Read and retain this Prospectus for future reference.






The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170
INVESTMENT SUMMARY
------------------------------------------------------------------------------



Use this Investment Summary to help you decide whether an investment in this Trust is right for you. More detailed information can be found later in this Prospectus


Investment Objective. The Empire State Municipal Exempt Trust, Guaranteed Series 170, is a unit investment trust the objective of which is to seek to obtain tax-exempt interest income through an investment in a fixed insured portfolio. The portfolio consists primarily of long-term municipal bonds with average maturities of over 10 years.


Investment Strategy. The following factors, among others, were considered in selecting the bonds:

o whether the bonds selected were issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States territories and their political subdivisions or authorities) so that the interest on such bonds would be exempt from regular federal, New York State and New York City income taxes imposed on the unit holders;

o whether the MBIA Insurance Corporation insurance for the payment of principal and interest on the bonds is available;

o the maturity dates of the bonds (including whether such bonds may be called or redeemed prior to their stated maturity);

o  the diversity of the purpose of issue of bonds; and

o  the cost of the bonds relative to what the Sponsors believe is their value.

Risk Factors. Investors can lose money by investing in the Trust. The value of the units and the bonds held in the portfolio can each decline in value. An investor should consider the following factors when deciding whether to purchase units of the Trust:

o No assurance can be given that the Trust's objectives will be achieved. These objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations or of the insurer to meet its obligations under the insurance.

o Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal or New York State income tax rate.

o Changes in the tax treatment of bonds or a reduction in tax rates may have an adverse impact on the value of the units.

o Insurance does not protect against the risk of market fluctuations on the underlying bonds in the Trust's portfolio and of the units of the Trust. The ratings of the bonds in the Trust may be adversely affected by changes in economic, political or other conditions. However, due to the MBIA insurance policy, all bonds will be rated "Aaa" by Moody's.

o If a decrease in net asset value occurs and units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of the bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the Trust before maturity, resulting in unanticipated losses for investors.

Taxes. Interest on all of the bonds in the Trust is generally exempt from regular federal income taxes and is generally exempt from New York state and New York City personal income taxes for New York

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170
INVESTMENT SUMMARY
------------------------------------------------------------------------------



residents. Each of the bonds in the Trust received an opinion from bond counsel rendered on the date of issuance confirming its tax-exempt status.

Distributions. The Trust will distribute interest received by the Trust semi-annually unless the unit holder elects to receive them monthly. The Trust pro-rates the interest distributed on an annual basis.


Each unit of the Trust at the Date of Deposit represents 1/5,000 fractional undivided interest in the $5,000,000 face amount of underlying bonds and net income of the Trust in the ratio of 1 unit for each $1,000 principal amount of underlying bonds (including contracts and funds for the purchase thereof) in the Trust.

Public Offering Price. If the units of the Trust had been available for sale on March 25, 2003, the Public Offering Price per unit would have been $1,033.79. The Public Offering Price of the units during the initial offering period is equal to:


o the aggregate offering price of the bonds in the Trust's portfolio divided by the number of units outstanding, plus

o a sales charge equal to 4.9% of the aggregate offering price of Securities per unit, and

o  a pro rata portion of estimated organization costs.

During the initial offering period, sales of at least 250 units will be entitled to a volume discount from the Public Offering Price. During the initial public offering period of the Trust, if you are already an investor in any unit investment trust with a fixed income portfolio and you sell units in such portfolio, you may purchase an equal amount in value of units of the Trust at a discount of $10.00 per unit. The amount of your purchase is limited to your current investment.

The initial offering period lasts until all of the units have been sold, which is usually between thirty and ninety days from the Date of Deposit.

After the initial offering period the Public Offering Price of the units is equal to:

o the aggregate bid price of the bonds in the Trust's portfolio divided by the units outstanding, plus

o a sales charge starting at 5.9%, which declines based upon the years to maturity of the bonds.

The Insurer. The Insurer, MBIA Insurance Corporation, is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer.

Market for Units. The Sponsors currently intend to repurchase units from unit holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsors are not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsors stop repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsors or the Trustee without fee or penalty.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170


FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Offering and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------



Unit Holder Transaction Expenses

                                                                           As a % of        Amounts per t
                                                                      Pblic Offering Price      Unit
                                                                      --------------------  -----------
Maximum Sales Charge Imposed on Purchase during the Initial Offering          4.90%             $50.44
                                                                              ====              ======
Period (as a percentage of offering price)..............................
Reimbursement to Sponsors for Estimated Organization Costs..............      .417%             $ 4.31
                                                                              ====              ======
Estimated Annual Trust Operating Expenses
   (expenses deducted from Trust assets)
                                                                           As a % of        Amounts per
                                                                           Net Assets          Unit
                                                                         ---------------  ----------------
Trustee's Fee...........................................................     .104%             $ 1.02
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees......     .026%             $  .25
Other Operating Expenses................................................     .093%             $  .91
                                                                              ----               -----
                                                                             .223%             $ 2.18
                                                                              ====              ======



Example                                                                              Cumulative Expenses and
                                                                                      Charges Paid for Period:
                                                                                -------------------------------------------
                                                                                   1 year      3 years   5 years   10  years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust's estimated annual operating expense ratio of
..223% and a 5% annual return on the investment throughout the periods........       $567         $607      $647       $746





   The example also assumes and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower than those assumed for purposes of the example.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 25, 2003




Sponsors:                Glickenhaus & Co. and                        Annual Insurance         $1,000 based upon the aggregate
                         Lebenthal, a division                        Premium:                 principal amount of the bonds in
                         of Advest, Inc.                                                       the Trust. If the Trustee had
                                                                                               exercised its right to obtain
Agent for Sponsors:      Glickenhaus & Co.                                                     permanent insurance on all of
                                                                                               the bonds in the Trust as of the
Trustee and Distribution                                                                       Date of Deposit, the total cost of
Agent:                   The Bank of New York                                                  the permanent insurance
                                                                                               premiums would have been
Evaluator:               CapeLogic, Inc.                                                       $11,629.00.

Date of Deposit+:        March 26, 2003                               Minimum Principal
                                                                      Distributions:           $1.00 per unit
Mandatory Termination
Date:                    March 15, 2033                               Minimum Value of the     $1,000,000 or 20% of the
                                                                      Trust under which the    principal amount of the bonds
First Settlement Date:   March 31, 2003                               Trust Agreement May be   deposited in Trust, whichever is
                                                                      Terminated:              lower.
Sales Charge and Organizational Costs:
                                                                      Monthly Record Dates:    15th Day of Month.
During the initial offering period investors pay a sales charge of
4.9% of the Public Offering Price. Investors who purchase units       Monthly Payment Dates:   1st Day of Month.
during the initial offering period also pay a pro rata share of the
costs incurred in organizing the Trust. These organization costs      Semi-Annual Record
include costs of preparing the registration statement, the trust      Dates:                   15th Day of May and November.
indenture and other closing documents, registering units with the
SEC and the states, and the initial audit of the Trust's portfolios.  Semi-Annual
The initial sales charge is paid directly from the amount invested.   Payment Dates:           1st Day of June and December.
Investors who purchase shares after the initial offering period do
not have to pay any of the organization costs but will pay a          Evaluator's Fee:         $.50 per bond for each valuation.
variable sales charge ranging from a maximum of 5.9% to a minimum of
1.0% based upon the maturity of each bond in the Trust.               Trustee's Annual Fee:    For each $1,000 principal
                                                                                               amount of bonds in the Trust,
Average Dollar Weighted                                                                        $1.02 under the monthly and
Maturity of Bonds in the                                                                       $.62 under the semi-annual
Trust:                   27.55 Years.                                                          distribution plan.


Evaluation Time:         12:00 p.m. Eastern time on the               Sponsors' Annual Fee:    Maximum of $.25 per $1,000
                         business day prior to the Date of                                     principal amount of underlying
                         Deposit and 2:00 p.m. Eastern                                         Securities.
                         time thereafter.





----------------------
+ The Date of Deposit is the date on which the Trust Agreement between the Sponsors and the Trustee was signed and the deposit with the Trustee was made.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 25, 2003




Aggregate Principal Amount of Bonds in Trust:                                                     $ 5,000,000.00*
Number of Units:                                                                                           5,000
Fractional Undivided Interest in Trust Per Unit:                                                         1/5,000
Total Value of Securities in Portfolio (Based on Offering Side Valuations of Securities):         $ 4,895,207.50
                                                                                                  ==============
Sponsors' Initial Repurchase Price Per Unit (Total Value of Securities divided by 5,000 Units):   $       979.04**
  Plus Sales Charge of 4.9% (on sales of fewer than 250 Units):                                            50.44
  Plus Organization Costs:                                                                                  4.31
                                                                                                  --------------
Public Offering Price Per Unit:                                                                   $     1,033.79***
                                                                                                  --------------
Redemption Price Per Unit:                                                                        $       961.75****
Excess of Public Offering Price Over Redemption Price Per Unit:                                   $        72.04
Excess of Public Offering Price Over Sponsors' Initial Repurchase                                 $        54.75
 Price Per Unit:

Sponsors' Profit (Loss) on Deposit:                                                               $    45,237.50



                                                                                               Monthly       Semi-Annual
                                                                                               -------       -----------
Estimated Annual Interest Income Per Unit (includes Cash income accrued only):          $        46.88         $       46.88
  Less Annual Premium on Portfolio Insurance:                                                     0.20                  0.20
  Less Estimated Annual Expenses (excluding insurance costs):                                     1.98                  1.48
                                                                                         -------------          ------------
Estimated Net Annual Interest Income Per Unit:                                          $        44.70         $       45.20

                                                                                        ==============          =============
Estimated Interest Distribution Per Unit**:                                             $         3.72         $       22.60


o Date of First Distribution:                                                              May 1, 2003             June 1, 2003
o Amount of First Distribution:                                                         $         1.86            $        5.65
o Record Date of First Distribution:                                                    April 15, 2003             May 15, 2003
o Date of Regular Distribution:                                                       June 1, 2003 and     December 1, 2003 and
                                                                                            thereafter               thereafter
o Amount of Regular Distribution:                                                       $         3.72            $       22.60

Estimated Current Return Based on Public Offering Price (includes cash
 income accrual only) (calculated after payment of insurance premiums):                           4.32%                   4.37%
Estimated Long-Term Return (calculated after payment of insurance premiums):                      4.29%                   4.34%
Estimated Daily Rate of Net Interest Accrual Per Unit:                                  $        .12417           $      .12556



-----------------
* If a replacement bond is not acquired when a contract for the purchase of bonds fails, the aggregate principal amount of the bonds may be reduced. See "The Trust - General Considerations" in Part B.
** Based, during the initial offering period, solely upon the offering prices of the Securities and thereafter on the bid prices of such Securities.
*** No accrued interest will be added to the Public Offering Price in connection with purchases of units contracted for on March 26, 2003. With respect to purchases contracted for after such date, accrued interest from March 31, 2003, to, but not including, the date of settlement (normally three business days after order) will be added to the Public Offering Price. In order to reduce the amount of accrued interest investors have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to the Trust the amount of accrued interest due on Securities through and including March 31, 2003.
**** Based solely upon the bid prices of the Securities. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit" in Part B.

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170
PORTFOLIO SUMMARY AS OF MARCH 25, 2003



                                                                                             Number    Percentages+
                                                                                             ------    -----------
Number of municipal bonds...............................................................        5       100.00%

General obligation bonds backed by the taxing power of that issuer......................        1        30.00%
Appropriation bonds.....................................................................        1        15.00%
Bonds payable from the income of specific projects or authorities and not supported by
     the issuer's power to levy tax.....................................................        3        55.00%
The bonds derived their income from the following primary source:
     o   Appropriation Bonds............................................................        1        15.00%
     o   General Obligations Bonds......................................................        1        30.00%*
     o   Higher Education...............................................................        1        25.00%*
     o   Transportation.................................................................        1         5.00%
     o   Water and Sewer................................................................        1        25.00%*
Prior to their deposit the bonds in the trust were rated as follows:
     o   Standard & Poor's
              AAA.......................................................................        5       100.00%
              AA........................................................................        0         0.00%
              A.........................................................................        0         0.00%
                                                                                                --     --------
                  Total.................................................................        5       100.00%
                                                                                                ==     ========
     o   Moody's
              Aaa.......................................................................        4        70.00%
              Aa........................................................................        0         0.00%
              Not Rated.................................................................        1        30.00%
                                                                                                --     --------
                  Total.................................................................        5       100.00%
                                                                                                ==     ========


Bonds initially deposited which were purchased on a "when issued" basis.................        0         0.00%
Bonds initially deposited which were purchased on a delayed settlement basis............        0         0.00%
Number of bonds issued with "original issue discount"...................................        5       100.00%
Number of zero coupon bonds.............................................................        0         0.00%



-----------------
+ Percentages based on the aggregate principal amount of the bonds in the Trust.
* The Trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

                         REPORT OF INDEPENDENT AUDITORS


To the Sponsors, Trustee, and Unit Holders of Empire State Municipal Exempt Trust, Guaranteed Series 170:

We have audited the Statement of Condition of Empire State Municipal Exempt Trust, Guaranteed Series 170, including the Portfolio as of March 26, 2003. The Statement of Condition and Portfolio are the responsibility of the Sponsors. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Empire State Municipal Exempt Trust, Guaranteed Series 170 as of March 26, 2003, in conformity with accounting principles generally accepted in the United States of America.





GRANT THORNTON LLP
New York, New York
March 26, 2003

                       EMPIRE STATE MUNICIPAL EXEMPT TRUST
                              GUARANTEED SERIES 170
                 Statement of Condition as of Date of Deposit
                as of the Opening of Business, March 26, 2003


                                 TRUST PROPERTY


Investment in Securities:

   Contracts to purchase underlying Securities (1)(2) .............  $  4,895,207.50
Accrued interest receivable (2) ...................................        47,149.31
      Total .......................................................  $  4,942,356.81
                                                                     ---------------

                   LIABILITIES AND INTEREST OF UNIT HOLDERS

Liabilities:
   Accrued interest receivable (2) ................................  $     47,149.31
                                                                     ---------------
                                                                     $     47,149.31
Interest of Unit holders:
Units of fractional undivided interest outstanding (5,000):
   Cost to investors (3) ..........................................     5,168,981.65
   Less-Organization Costs (4) ....................................        21,550.00
   Less--gross underwriting commission (5) ........................       252,224.15
                                                                     ---------------
Net interest of Unit holders ......................................     4,895,207.50
                                                                     ---------------
      Total .......................................................  $  4,942,356.81
                                                                     ===============




----------------------
      (1) Aggregate cost to the Trust of the Securities listed under "Portfolio" is based on offering side valuation determined by the Evaluator on the basis set forth under "Public Offering--Offering Price" in Part B. The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $4,808,752.50. An irrevocable letter of credit issued by Deutsche Bank, in an aggregate amount equal to or in excess of $4,939,212.72 has been deposited with the Trustee. The amount of such letter of credit includes: $4,895,207.50, the amount required to purchase the tax-exempt securities listed in the related portfolio, plus $44,005.22 covering accrued interest through expected dates of delivery.

      (2) On the basis set forth under "Rights of Unit Holders--Distribution of Interest and Principal" in Part B, the Trustee will advance an amount equal to the accrued interest on the Securities as of March 31, 2003 (the "First Settlement Date"), plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsors on the First Settlement Date. Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.


      (3) Aggregate public offering price (exclusive of interest) is computed on 5,000 Units on the basis set forth above under "Public Offering--Offering Price" in Part B.


      (4) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing a Trust. These costs have been estimated at $4.31 per Unit for the Trust.

      (5) A sales charge of 4.9% computed on 5,000 Units. See "Public Offering--Offering Price" in Part B for volume discounts on sales of 250 Units or more.

                       EMPIRE STATE MUNICIPAL EXEMPT TRUST
                              GUARANTEED SERIES 170
           Portfolio as of the Opening of Business, March 26, 2003



                                                                                 Redemption Features
Port-                                                                   Coupon    Ant. - Anticipated              Cost of
folio     Rating     Principal     Represented by Contracts to         Rate and  S.F. - Sinking Fund Yield to  Securities to
No.       (1)(2)    Amount (3)       Purchase Securities (4)           Maturity  Opt. - Optional(5)  Maturity  Trust(6)(7)
---       ------    ----------       -----------------------           --------  ------------------  --------  -----------

 1        AAA/Aaa   $  250,000     Triborough Bridge and Tunnel        5.000%    11/15/27 @ 100 S.F.  4.84%    $   253,035.00
                                   Authority, Subordinate Revenue      11/15/32  11/15/12 @ 101 Opt.
                                   Refunding Bonds, Series 2002E
                                   (MBIA Insured)

  2       AAA/Aaa    1,250,000     New York City Municipal Water       4.750%    06/13/30 @ 100 S.F.  4.85       1,230,800.00
                                   Finance Authority, Water and        06/15/31  06/15/08 @ 101 Opt.
                                   Sewer System Revenue Bonds,
                                   Fiscal 1999 Series A (FGIC
                                   Insured)

  3       AAA/Aaa    1,250,000     Dormitory Authority of the State of 4.750%    07/01/26 @ 100 S.F.   4.85      1,231,812.50
                                   New York, St. John's University     07/01/28  07/01/08 @ 101 Opt.
                                   Insured Revenue Bonds, Series
                                   1998 (MBIA Insured)

  4       AAA/Aaa      750,000     New York State Urban                4.750%    01/01/26 @ 100 S.F.   4.83        739,200.00
                                   Development Corporation,            01/01/28  01/01/09 @ 101 Opt.
                                   Correctional Facilities Service
                                   Contract Revenue Bonds, Series B
                                   (AMBAC Insured)

  5       AAA/Aaa    1,500,000     State of New York, General          4,500%    3/15/29 @ 100 S.F.    4.75      1,440,360.00
                                   Obligation Bonds, Series 2003A      03/15/33  3/15/13 @ 100 Opt.
                                   (MBIA Insured)

                    ----------                                                                                 --------------
                    $5,000,000                                                                                 $ 4,895,207.50
                    ==========                                                                                 ==============



    The Notes following the Portfolio are an integral part of the Portfolio.

      Notes to Portfolio

      The symbol "NR" denotes a non-rated issue of bonds.

      (1) All ratings in the left hand column except those identified by an asterisk (*) are by Standard & Poor's. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings" in Part B.

      (2) Ratings in the right hand column are after deposit of these issues in the Trust and their insurance by MBIA. Moody's has assigned its "Aaa" investment rating to all of the bonds while in the Trust, as insured by MBIA Insurance Corporation.

      (3) All bonds are represented by contracts to purchase.


      (4) All contracts to purchase the bonds were entered into from March 14, 2003 to March 24, 2003. All contracts are expected to be settled prior to or on the First Settlement Date of the Trust which is expected to be March 31, 2003.


      (5) This heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue continues to be redeemable at declining prices thereafter, but not below par.

      "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

      "Ant." indicates the existence of anticipated redemptions at a price of 100%. Under certain circumstances, these anticipated redemptions can be altered. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed before maturity by the proceeds of a new bond issue.

      Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Monthly and semi-annual distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The federal tax effect on Unit holders of such redemptions and resultant distributions is described in the section entitled "Tax Status" in Part B.


      (6) See Note (1) to "Statement of Condition as of Date of Deposit" regarding cost of bonds. The offering prices are greater than the current bid prices of the bonds which is the basis on which Redemption Price per Unit is determined for purposes of redemption of Units (see the first paragraphs under "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption--Computation of Redemption Price Per Unit" in Part B). On the business day prior to the Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side valuation by 1.77%. Yield of bonds was computed on the basis of offering prices on the Date of Deposit.


      Bonds identified as escrowed to maturity under "Portfolio" for the Trust in this Part A are priced to the maturity date not the call date.


      (7) Annual interest income to the Trust is $234,375.00.

                              UNDERWRITING ACCOUNT


      The names and addresses of the Underwriters and the number of units of the Trust each has agreed to purchase from the Underwriting Account are:


                                                                                                                 Units
                                                                                                                Series
              Name                                                    Address                                     170
              ----                                                    -------                                     ---


Glickenhaus & Co. ....................................   6 East 43rd Street, New York, New York 10017            1,880
Lebenthal, a division of Advest, Inc..................   90 State House Square, Hartford, Connecticut 06103      1,880
A. G. Edwards & Sons, Inc.............................   1 North Jefferson Avenue, St. Louis, Missouri 63103       250
Ryan, Beck & Co. LLC..................................   1 Liberty Plaza, New York, New York 10006                 250
Federated Securities, Inc.............................   1395 New York Avenue, Huntington Station, New York 11746  125
Yankee Financial Securities...........................   150 Broadhollow Road, Melville, New York 11747            115
Cadaret, Grant & Co., Inc. ...........................   One Lincoln Place, Syracuse, New York 13202               100
CIBC Oppenheimer Corp. ...............................   425 Lexington Avenue, New York, New York 10017            100
David Lerner Associates, Inc. ........................   477 Jericho Turnpike, Syosset, New York 11791             100
First Liberty Securities, Inc. .......................   8211 Fifth Avenue, Brooklyn, New York 11209               100
Ramirez & Co., Inc. ..................................   61 Broadway, New York, New York 10006                     100
                                                                                                                 -----
                                                                                                                 5,000
                                                                                                                 =====

==============================================================================
EMPIRE STATE MUNICIPAL EXEMPT TRUST                            Prospectus Part B

  Part B of this Prospectus may not be distributed unless accompanied by Part A

                                    THE TRUST

Organization. The Empire State Municipal Exempt Trust, Guaranteed Series as designated in Part A (the "Trust"), is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"). The Trust Agreement is dated the Date of Deposit and is among Glickenhaus & Co. and Lebenthal, a division of Advest, Inc. as sponsors (the "Sponsors"), The Bank of New York, as trustee (the "Trustee") and CapeLogic, Inc., as evaluator (the "Evaluator").

Objectives. The objective of the Trust is to seek to obtain tax-exempt interest income through an investment in a fixed insured portfolio consisting primarily of long-term municipal bonds with average maturities of over ten years. No assurance can be given that the Trust's objectives will be achieved.

Portfolio. The portfolio of the Trust consists of the Bonds described in "The Portfolio" in Part A. As a result of the MBIA Insurance Corporation ("MBIA" or "Insurer") insurance, Moody's Investors Service ("Moody's") has assigned a rating of "Aaa" to all of the Bonds in the Trust, as insured. (See "Insurance on the Bonds" in this Part B).

        The following factors, among others, were considered in selecting the
Bonds:

        o whether the Bonds selected were issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States territories and their political subdivisions or authorities) so that the interest on such Bonds would be exempt from regular federal, New York State and New York City income taxes imposed on the unit holders;

        o whether the MBIA insurance for the payment of principal and interest on the Bonds is available;

        o the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

        o       the diversity of the purpose of issue of Bonds; and

        o the cost of the Bonds relative to what the Sponsors believe is their value.


________________
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

        Units. Each Unit represents the fractional undivided interest in the principal and net income of the Trust. If any Units of the Trust are redeemed after the date of this prospectus, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

                                  RISK FACTORS

An investment in Units is subject to the following risks:

Failure of Issuers to Pay Interest and/or Principal. The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. However, because the Sponsors have obtained an insurance policy issued by MBIA which covers the Bonds owned by and held in the Trust and guarantees the timely payment of the interest and principal due on such Bonds, the risk of loss due to a default is greatly mitigated. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units only if the MBIA insurance policy fails. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. However, due to the MBIA insurance policy, all Bonds will be rated "Aaa" by Moody's so long as they remain in the Trust. Neither the Sponsors nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Fixed-Rate Bonds. An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal or New York State income tax rate. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds.

Original Issue Discount Bonds and Zero Coupon Bonds. Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds. On sale or redemption of the Bonds, the difference between
(i) the amount realized (other than amounts treated as tax-exempt income) and
(ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will be treated as taxable gain or loss. See "Tax Status" herein.

"When Issued" and "Delayed Delivery" Bonds. Certain Bonds in the Trust may have been purchased by the Sponsors on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of the Trust containing "delayed delivery" or "when issued" Bonds is that Unit holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of

Units and delivery of such Bonds. Moreover, the insurance on the Bonds in the portfolio does not cover such Bonds until they are delivered to the Trust.

Redemption or Sale Prior to Maturity. Most of the Bonds in the Portfolio of the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Unit holders and will not be reinvested. Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount. The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest rate of such Bonds is at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any income attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Bonds or Units.

Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract ("Failed Bonds"), the Sponsors are authorized to purchase other bonds ("Replacement Bonds"). The Trustee shall pay for Replacement Bonds out of funds held in connection with the Failed Bonds and will accept delivery of such Bonds to make up the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Payment Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond. In addition, a Replacement Bond must:

        o be a tax-exempt bond which was issued by the State of New York (including its political subdivisions or authorities) or Puerto Rico (or other United States territories and their political subdivisions or authorities);

        o have a fixed maturity or disposition date not exceeding that of the Failed Bond it replaces;

        o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Failed Bond which it replaces;

        o       shall not be a "when issued" Bond; and

        o be rated at least equal to the Failed Bond and eligible for coverage by the insurance policy obtained by the Trust.

        If the right of limited substitution described above shall not be used to acquire Replacement Bonds in the event of a failed contract, the Sponsors will refund the sales charge attributable to such Failed Bonds to all Unit holders of the Trust, and distribute the principal and accrued interest (at the coupon rate of such Failed Bond, or earned original issue discount in the case of zero coupon bonds, from the Deposit Date to the date the Sponsors notify the Trustee that they will not purchase Replacement Bonds) attributable to such Failed Bonds on the next monthly Payment Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

Risk Inherent in an Investment in Different Types of Bonds. The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

        General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity's control.

        Appropriations Bonds. Certain Bonds in the Trust may be Bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the Sponsors may instruct the Trustee to sell such Bonds.

        Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

        Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

        Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Unit holder purchased Units, any prepayment at par would result in a loss of capital to the Unit holder and reduce the amount of income that would otherwise have been paid to Unit holders.

        Power Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsors cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

        Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

        University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

        Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

        Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

        Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

        Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

        Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

        Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsors cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

        Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

        Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

        Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

        Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

        Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Special Factors Affecting New York


        The following information represents special considerations regarding investment in New York municipal obligations. This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from Official Statements relating to securities offerings of New York municipal obligations available as of the date of this Prospectus. The Sponsors have not independently verified the accuracy and completeness of the information contained in such Official Statements.

        There can be no assurance that current or future statewide, regional or national economic difficulties, and the resulting impact on New York State (the "State") or local government finances generally, will not adversely affect the market value of New York municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.


Economic Trends

        Over the long term, the State and the City of New York (the "City") face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

        The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

New York State

        The New York Economy


        The terrorist attacks of September 11, 2001 have had a more devastating impact on the State economy than on the national economy as a whole. In particular, the State's financial and tourism industries have suffered as a result of the attacks. Only recently are there signs of an economic turnaround. Total State employment is expected to rise by 0.7 percent in 2003, following a
1.6 percent decline in 2002. Wages and salaries are expected to rise by 2.3 percent in 2003, following a decline of 3.2 percent for 2002. However, bonus payments paid to financial service workers have been significantly reduced due to the recession and the steep decline in the stock market. In the aftermath of the bursting of the stock market bubble, it is expected that for the next two years bonuses in the financial and insurance sectors will remain at about one-half of their 2001 peak level. Total State personal income is projected to increase 3.1 percent in 2003. While the State's rate of economic growth was somewhat slower than that of the nation for calendar years 1990 through 1998, the situation has been improving in recent years. In 1999, for the first time in 13 years, the economic growth rate of the State surpassed the national growth rate, and, in 2000, the rates were essentially the same. The September 11, 2001 attacks resulted in a slowdown in New York that was more severe than to the nation as a whole. Nevertheless, in recent years, the gap between the national and State growth rates continues to narrow.


        The risks to the State economic forecast are substantial. Weaker than expected growth for both the national and international economies could delay the onset of the State's recovery. This would result in even slower employment and income growth than projected. In contrast, stronger national and international growth could result in an earlier recovery than projected. At the State level, the cleanup of the World Trade Center site has been completed and redevelopment is expected to commence shortly. As a result, employment growth could be stronger than projected. Financial sector activity remains the largest risk to the State forecast. Wall Street compensation fell precipitously in early 2002. Continued weakness in this sector would have a significant impact on the State's prospects for economic recovery, while a sharp improvement in profits for the financial industry would likely have a significant beneficial impact on the State's economy.


        In addition, the State has noted that there are additional risks to its forecast resulting from the uncertainties in the U.S. economy as a whole. In particular, significant risks to the current economic forecast include: (i) global political instability, including the war with Iraq; (ii) higher energy prices, which could delay the global recovery, reducing export growth below expectations; (iii) weakness of consumer spending or a failure of investment spending to commence growth during the year, which could result in a return to recessionary conditions; and (iv) the potential for future terrorist attacks on U.S. soil.


        The 2002-03 State Financial Plan (current fiscal year) and Forecast for 2003-2006


        On January 29, 2003, the Governor submitted a revised 2002-03 Financial Plan (the "Financial Plan") and projected financial plans for 2003-04 through 2005-06 as part of the proposed 2003-04 Executive Budget (the "Executive Budget"). The Financial Plan reflects revisions based on a review of actual operating results through mid-January 2003, an updated analysis of underlying economic revenue, spending trends and an accounting reclassification by the State Comptroller. The recommendations contained in the Financial Plan are expected to achieve budget balance by a series of proposed actions totaling $2.2 billion. The $2.2 billion potential imbalance reflects projected lower receipts of $2.1 billion and higher spending of just over $100 million. The budget is expected to be kept in balance by $692 million of savings initiatives, including debt management actions to take advantage of lower interest rates ($364 million), and the Governor's imposition of stringent controls on operations including a five percent reduction in State agency spending, in addition, aggressive use of the targeted retirement incentive plan, and federal maximization efforts ($328 million). To avoid disruptive mid-year reductions to school aid and other local assistance programs, the Governor is proposing the sale of tobacco settlement payments of $1.9 billion in 2002-03 -- $1.5 billion to help maintain 2002-03 budget balance and the remainder to act as a reserve for use in 2003-04.

        The Financial Plan projects total General Fund receipts, including transfers from other funds and tobacco securitization proceeds, of $39.94 billion, a decrease from 2001-02 of $1.21 billion but $40 million above the projections contained in the October 30, 2002 mid-year update (the "Mid-Year Update"). The Financial Plan projects total General Fund disbursements, including transfers of other funds, of $39.79 billion in 2002-03, a net decrease of $266 million from the restated Mid-Year Update. The State expects to end the 2002-03 fiscal year with a closing General Fund balance of $1.18 billion, an increase of $467 million from the Mid-Year Update. The General Fund is the principal operating fund of the State and is used for all financial transactions except those required to be accounted for in another fund.

        On February 28, 2003, the Governor submitted amendments to the Executive Budget and, at the same time, the Division of Budget (the "DOB") issued a revised Financial Plan for the 2002-03 through 2005-06 fiscal years to reflect the impact of the Governor's proposed amendments to the Executive Budget. The revised 2002-03 Financial Plan shows an additional shortfall in the current year of $180 million due largely to lower than expected tax audit recoveries because of delays in implementing a multi-year technology plan ($200 million) and higher costs associated with homeland security ($5 million), offset by lower spending for the preschool handicapped program ($25 million). This shortfall will be financed by net savings from the Governor's proposed amendments to the Executive Budget which are projected to be $180 million in 2003-04, $99 million in 2004-05, and $90 million in 2005-06.

        The State is facing a potential $9.3 billion shortfall in 2003-04. The Governor's Executive Budget recommendations are expected to close the entire shortfall. These recommendations include State spending restraints, various revenue proposals and the use of tobacco securitization proceeds. Most of the revenue shortfall is due to lower than expected income tax receipts, while the increased spending is primarily for Medicaid, welfare, debt service, pensions, school aid and health insurance. Also, the use of reserves in 2002-03 helped offset the losses created in the wake of the World Trade Center disaster, but these reserves are now unavailable in 2003-04. However, the Executive Budget projects General Fund budget gaps of $2.8 billion in 2004-05 and $4.1 billion in 2005-06. These budget gaps assume the State Legislature will enact the Executive Budget and the accompanying legislation in its entirety and do not assume any possible collective bargaining salary increases, or additional spending efficiencies.

        Special Considerations

        The attacks of September 11 and the lingering effects of the national recession are expected to have continued adverse financial consequences for the State. The DOB believes that their impact is adequately reflected in the current financial forecast, but the combined effect of both factors introduces significant uncertainty into the current Financial Plan estimates. In the long term, the most significant risk is the possible loss of important economic activity in the State.


        Another uncertainty is the assumed performance of the financial sector. The securities industry is more important to the State economy than to the national economy as a whole, amplifying the impact of continued volatility in the financial markets. A further reduction in financial sector jobs coupled with a large negative change in stock market performance during the forecast horizon would result in wage and unemployment levels that are significantly different from those embodied in the current forecast. Equity market instability (fueled by poor earnings, accounting concerns, and fears of further terrorist attacks), a further escalation of tensions in the Middle East, and the resultant upward pressure on energy prices, a weakening of growth in consumer spending, and a failure of investment spending to rebound are all factors that are combining to produce a potential return to recessionary conditions.





        Recent events have increased the risks to the forecast for both employment and wages. The war with Iraq has begun and the concomitant threat of terrorist acts has significantly increased. The continuing erosion of investor confidence has had a major impact on Wall Street and the City economy. Securities industry profits for 2002 were the lowest in eight years; including research settlement charges and write-offs for potential litigation costs, profits were a negative $1 billion for the fourth quarter. After suffering its second consecutive annual loss in 2002, the stock market continued to deteriorate in January and February of this year, due largely to uncertainty related to pending military conflict. If global tensions resolve quickly, equity markets could strengthen more quickly than expected. If not, financial sector weakness, combined with weak domestic and global demand for State goods and services, will continue to have an adverse impact on the State's economic recovery.


        Many complex political, social and economic forces influence the State's economy and finances, which may in turn affect the State's Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions and events that are not subject to the State's control. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

        Ratings


        Standard & Poor's, Moody's and Fitch Ratings currently rate the State's general obligation bonds AA, A2 and AA, respectively.

        On December 19, 2000, Standard & Poor's revised its rating on the State's general obligation bonds from A+ to AA. On March 5, 2003, Standard & Poor's reaffirmed its AA rating and its stable outlook on the State's general obligation bonds. On December 6, 2002, Moody's revised its outlook on the State's general obligation bonds to stable from positive. On March 10, 2003, Moody's reaffirmed its A2 rating and its stable outlook on the State's general obligation bonds. In February 2003, Fitch Ratings reaffirmed its AA rating and issued a negative rating watch on the State's general obligation bonds.


New York City

        Overview

        The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

        The Mayor is responsible for preparing the City's financial plan, including the City's current financial plan for the 2002 through 2006 fiscal years. Implementation of the financial plan is dependent upon the City's ability to market its securities successfully. The financial plan is also dependent on the financing capacity of the New York City Transitional Finance Authority (the "TFA"), which is currently authorized to have outstanding $2.5 billion in recovery bonds and notes. The City's program for financing capital projects for fiscal years 2002 through 2006 includes the anticipated issuance of approximately $13.6 billion of general obligation bonds and approximately $3.9 billion of bonds (excluding obligations issued to pay costs relating to the September 11 attacks) to be issued by the TFA. The City assumes that borrowings from the TFA and federal aid will pay in substantial part for the costs relating to the September 11 attacks. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes as well as those issued by the TFA and other City agencies.


        The 2003-07 Financial Plan

        As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. On November 18, 2002, the City took the unprecedented step of releasing two months early a detailed plan for closing a $6.4 billion gap between forecast revenues and expenses. This November plan was a modification to the financial plan submitted to the Central Board on June 26, 2002. Subsequently, on January 28, 2003, the City submitted to the Central Board its financial plan (the "City Financial Plan") setting forth projected revenues and expenses for operations for fiscal years 2003 through 2007. The City Financial Plan indicated that since November, agency cuts have been put in place and the City property tax has been increased, although not at the rate anticipated in the November plan. To achieve balanced budgets for 2003 and 2004, the City Financial Plan contains a gap-closing program that has been developed to eliminate the projected gaps of $486 million in 2003 and $3.4 billion in 2004. However, the recurring savings from implementation of the City Financial Plan will leave remaining gaps of $1.5 billion in fiscal 2005 and $2.0 billion in fiscal years 2006 and 2007. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.


        Special Considerations


        The City Financial Plan is based on numerous assumptions, including the condition of the City's and the region's economies and the receipt of economically sensitive tax revenues in the amounts projected. In addition, other potential uncertainties include the following: (i) the effects of the September 11 attacks on the City economy; (ii) the rate of wage increases; (iii) the ability of the City to implement cost reduction initiatives (including the July 18, 2002, announcement by the Mayor that was directed to the Office of Management and Budget to reserve 7.5% of City-funded spending to address projected gaps and provide reserves); and (iv) the impact of real estate market conditions. The projections contained in the City Financial Plan may also be affected by the uncertainty relating to the State Financial Plan and to the U.S. economy, as a whole, as discussed above.

        With respect to the impact of September 11 on the City, the City Financial Plan assumes that the City's costs relating to September 11 will be paid in substantial part from federal aid and funds provided by the TFA. The City is seeking to be reimbursed by the federal government for all of its direct costs (which are expected to be substantially lower than initially anticipated) for response and remediation of the World Trade Center site. The City also expects to receive federal funds for the costs of economic revitalization. The federal government has committed $21.4 billion for disaster assistance for New York, including disaster recovery and related activities, increased security and reconstruction of infrastructure and public facilities. Included in the $21.4 billion is $5.5 billion allocated for redevelopment incentives for businesses located in the Liberty Zone (the area surrounding the World Trade Center site). In addition, the State legislature increased the financing capacity of the TFA by $2.5 billion to fund recovery costs and has authorized the TFA to issue debt without limit as to principal amount that is payable solely from State or federal disaster aid. It is currently not possible to quantify the long-term adverse impact of September 11 on the City and its economy, any offsetting economic benefits which may result from recovery and rebuilding activities, or the amount of additional resources from federal, State, City and other sources which will be required.

        Although the City has maintained balanced budgets in each of its last twenty-one fiscal years, there can be no assurance that the gap-closing actions proposed in the City Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City's economic base.

        Finally, the sluggish pace of the current economic recovery at the national level does not bode well for a timely turnaround in the City's economy. Coming out of past recessions, the City has typically lagged the nation's recovery. This is largely due to the fact that the City's economy does not gain much from the recovery in manufacturing that takes hold in the early phase of the up cycle, as well as the fact that demand for the City's service sectors only picks up when a recovery is firmly in place. The current cycle is not expected to be any different. In addition to the employment declines, the City's economic woes over the past two years have been further compounded by the drastic decline in compensation on Wall Street, more severe than anticipated in previous forecasts. As a result, the forecast for wage income in the City shows declines for two consecutive years, unprecedented in recent times. Job growth in the City is not expected to begin until the fourth quarter of 2003, lagging the U.S. by three quarters, and even then growth is projected to be anemic. It is of little surprise, given the weak labor market and Wall Street's performance, that conditions in the City's commercial real estate market have significantly deteriorated. By the end of 2002, there were nearly 26 million square feet of primary office space available on the market, compared to 16 million square feet at the start of the year. With so much vacant space available for lease, landlords have been forced to lower rents considerably. With additional job losses anticipated, both the Downtown and Midtown primary office markets are expected to worsen in 2003.


        Ratings

        Standard & Poor's, Moody's and Fitch Ratings currently rate the City's outstanding general obligation bonds A, A2 and A+, respectively.


        On November 26, 2002, Standard & Poor's revised its outlook on the City's general obligation bonds to negative from stable. On February 24, 2003, Standard & Poor's reaffirmed its A rating and its negative outlook on the City's general obligation bonds. On November 15, 2001, Moody's revised its outlook on the City's general obligation bonds to negative from uncertain due to the disruptive effects of September 11 on the City's economy and the effects of the national economic recession. On February 24, 2003, Moody's reaffirmed its A2 rating and its negative outlook on the City's general obligation bonds. In December 2002, Fitch Ratings issued a negative outlook on the City's general obligation bonds. On February 26, 2003, Fitch Ratings reaffirmed its A+ rating and its negative outlook on the City's general obligation bonds.


Litigation

        A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to carry out the State Financial Plan.

        The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2002, amounted to approximately $4.3 billion.


Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in the Commonwealth of Puerto Rico ("Puerto Rico" or the "Commonwealth"). These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During the fiscal year 2001 (July 2000 through June 2001), approximately 88% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 54% of Puerto Rico's imports. In fiscal year 2001, Puerto Rico experienced a $17.8 billion positive merchandise trade balance.


        Puerto Rico has a diversified economy with manufacturing and services comprising its principal sectors. Gross product increased from $32.3 billion in fiscal 1997 ($31.4 billion in 1996 prices) to $44.2 billion in fiscal 2001 ($35.3 billion in 1996 prices). This represents an increase of 36.7% from fiscal 1997 to 2001 (12.6% in 1996 prices). The Planning Board's gross product forecast for fiscal 2002, made in March 2002, projected an increase of 0.3% for fiscal 2002 and an increase of 2.7% for fiscal 2003. The performance of the economy during the fiscal 2002 was affected primarily by the performance of the United States economy, the level of transfer payments, and the level of oil prices and interest rates.


        Preliminary Revenues and Expenditures for Fiscal Year 2002 and Approved Budget for Fiscal Year 2003. For the fiscal year ended June 30, 2002, preliminary General Fund revenues were $7.50 billion, which is $540 million or 7.8% higher than General Fund revenues during fiscal year 2001, and $37 million higher than originally budgeted revenues for this period.

        Expenditures for the 2002 fiscal year, on the other hand, are estimated to be $7.64 billion, which is $140 million or 1.9% higher than the $7.50 billion estimated revised budget for the fiscal year, which revised budget is based on preliminary General Fund revenues for the fiscal year. The Commonwealth expects to cover these additional expenditures with $120 million of reserve funds from the Commonwealth's Budgetary Fund and with $20 million of unused funds from certain agencies that have operating surpluses.

        The approved budget for fiscal year 2003 (which commenced on July 1, 2002) includes General Fund expenditures of $7.84 billion, which is $373 million or 5.0% higher than the $7.47 billion originally budgeted for fiscal year 2002. General Fund revenues for fiscal year 2003 are projected to be $7.84 billion.

        Ratings. On May 30, 2002, Standard & Poor's lowered the Commonwealth's debt rating from "A" to "A-." Standard & Poor's stated that the downgrade reflected five years of deficit operations and the use of deficit financing and back loading of debt to eliminate a large accumulated operating deficit. On December 11, 2002, Standard & Poor's also placed its ratings and underlying ratings on the Commonwealth's outstanding debt on Credit Watch with negative implications, reflecting concerns of its general ability to enforce appropriate accounting, fiscal and management controls.

        The preceding discussion provides only a brief summary of economic factors that may affect the market values of Puerto Rico municipal obligations. There can be no assurance that current or future economic difficulties in the United States or Puerto Rico and the resulting impact on Puerto Rico will not adversely affect the market value of Puerto Rico municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations. The information provided in this section is largely based on information drawn from Official Statements relating to securities offerings of Puerto Rico municipal obligations as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.


Litigation and Legislation. To the best knowledge of the Sponsors, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from New York State, New York City and regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption. From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Tax Status" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Unit holders are urged to consult their own tax advisers.

        Recently effective legislation is scheduled to phase in certain lower tax rates on ordinary personal income. A decrease in the rate at which ordinary personal income, including interest income, is taxed would make an investment in state and local obligations relatively less attractive compared to an investment in taxable obligations because tax-exempt obligations generally pay a lower interest rate than comparable taxable obligations.

                             INSURANCE ON THE BONDS

        Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in the Trust has been obtained from the Insurer by the Trust. The Insurer has issued a policy of insurance covering each of the Bonds in the Trust, including Pre-insured Bonds. The insurance obtained by the Trust from the Insurer is only effective as to Bonds owned by and held in the Trust and, consequently, does not cover Bonds for which the contract for purchase fails. A "when issued" Bond will be covered under the MBIA policy upon the settlement date of the issue of such "when issued" Bond. The MBIA policy shall continue in force only with respect to Bonds held in and owned by the Trust. The Insurer shall not have any liability under the policy with respect to any Bonds which do not constitute part of the Trust. In determining to insure the Bonds, the Insurer has applied its own standards which generally correspond to the standards it has established for determining the insurability of new issues of municipal bonds.

        By the terms of its policy, the Insurer will unconditionally guarantee to the Trust the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of (either at the stated maturity or at the time a mandatory sinking fund payment becomes due) and interest on the Bonds as such payments shall become due but are not paid. No representation is made as to the ability of the insurer to meet its commitments. Except as provided below with respect to issues of small issue industrial development Bonds and pollution control revenue Bonds, in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption (other than mandatory sinking fund redemption), default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration of payment. The Insurer will be responsible for such payments less any amounts received by the Trust from any trustee for the Bond issuers or from any other source. Except as provided below, the insurance policy does not guarantee payment on an accelerated basis, the payment of any redemption premium or the value of the Units of the Trust. The MBIA policy also does not insure against nonpayment of principal or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Trustee or other paying agent for the Bonds. However, with respect to small issue industrial development Bonds and pollution control revenue Bonds covered by the policy, the Insurer guarantees any accelerated payments required to be made by or on behalf of an issuer of such Bonds if there occurs, pursuant to the terms of the Bonds, an event which results in the loss of the tax-exempt status of interest on such Bonds. The Insurer may not insure the payment of principal or interest on Bonds which is not required to be paid by the issuer because the Bonds were not validly issued. At the respective times of issuance of the Bonds, opinions relating to their validity were rendered by bond counsel to their respective issuing authorities.

        If an issue is accepted for MBIA insurance, a non-cancelable policy for the payment of interest on and principal of the bonds is issued by the Insurer. A single or annual premium is paid by the issuer or any other party for its insurance on Pre-insured Bonds, and a monthly premium is paid by the Trust for the insurance it obtains from the Insurer on the Bonds in the Trust that are not also MBIA Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. No premium will be paid by the Trust for the insurance it obtains from the Insurer on Bonds that are also MBIA Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds.

        The policy is non-cancelable and will continue in force so long as the Trust is in existence and the Securities described in the policy continue to be held in and owned by the Trust. Failure to pay premiums on the MBIA policy obtained by the Trust will not result in the cancellation of insurance but will force the Insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from the Trust.

        The policy shall terminate as to any Bond which has been redeemed from the Trust or sold by the Trustee on the date of such redemption or on the settlement date of such sale, and the Insurer shall not have any liability under the policy as to any such Bond thereafter. If the date of such redemption or the settlement date of such sale occurs between a record date and a date of payment of any such Bonds, the policy will terminate as to such Bond on the business day next succeeding such date of payment. The termination of the policy as to any Bond shall not affect the Insurer's obligations regarding any other Bond in the Trust or any other trust which has obtained a MBIA insurance policy. The policy will terminate as to all Bonds on the date on which the last of the Bonds matures, is redeemed or is sold by the Trust.

        Pursuant to an irrevocable commitment of the Insurer, the Trustee upon the sale of a Bond in the Trust has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bond) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in the Trust is eligible to be sold on an insured basis. It is expected that the Trustee will exercise the right to obtain Permanent Insurance for a Bond in the Trust upon instruction from the Sponsors only if upon such exercise the Trust would receive net proceeds (sale of Bond proceeds less the insurance premium attributable to the Permanent Insurance and the related custodial fee) from such sale in excess of the sale proceeds if such Bond were sold on an uninsured basis.

        Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsors, have rendered an opinion to the effect that the payment of proceeds from the insurance will be excludable from federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations.

        The contract of insurance relating to the Trust, certain agreements relating to the Permanent Insurance and the negotiations in respect thereof represent the only significant relationship between the Insurer and the Trust. Otherwise, neither the Insurer nor any associate thereof has any material business relationship, direct or indirect, with the Trust or the Sponsors, except that the Sponsors may from time to time in the normal course of their business, participate as underwriters or as managers or as members of underwriting syndicates in the distribution of new issues of municipal bonds for which a policy of insurance guaranteeing the payment of interest and principal has been obtained from the Insurer. Although all issues contained in the Trust are individually insured, neither the Trust, the Units nor the portfolio is insured directly or indirectly by the Insurer.

        A purpose of the insurance on the Bonds in the portfolio obtained by the Trust is to obtain a higher yield on the Trust portfolio than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and/or Moody's "Aaa" rating but were uninsured and yet, at the same time, to have the protection of insurance of payment of interest and principal on the Securities. There is, of course, no certainty that this result will be achieved. Any Pre-insured Bonds in the Trust (all of which are rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's, respectively) may or may not have a higher yield than uninsured bonds rated "Aaa" by Moody's. In selecting Pre-insured Bonds for the portfolio of the Trust, the Sponsors have applied the criteria hereinbefore described.

        Because the Securities in the Trust are insured by MBIA as to the payment of principal and interest, Moody's has assigned a rating of "Aaa" to all of the Bonds in the Trust, as insured. See "Notes to Portfolio" in Part A. These ratings apply to the Bonds only while they are held in the Trust. Also, these ratings reflect Moody's current assessments of the creditworthiness of the Insurer and their ability to pay claims on their policies of insurance. The obtaining of these ratings by the Trust should not be construed as an approval of the offering of the Units by Moody's or as a guarantee of the market value of the Trust or of the Units. These ratings are not a recommendation to buy, hold or sell and do not take into account the extent to which Trust expenses or portfolio asset sales for less than the Trust's acquisition price will reduce payment to the Unit holders of the interest or principal.

        As of December 31, 2001, the Insurer had admitted assets of $8.5 billion (audited), total liabilities of $5.6 billion (audited), and total capital and surplus of $2.9 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 2002, the Insurer had admitted assets of $9.0 billion (unaudited), total liabilities of $5.9 billion (unaudited), and total capital and surplus of $3.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504.

        No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. The Sponsors are not aware that the information herein is inaccurate or incomplete as of the date hereof.

                                 PUBLIC OFFERING

Offering Price. The price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Securities per Unit a sales charge of 5.152% thereof equal to 4.9% of the aggregate offering price of the Securities per Unit and a pro rata portion of estimated organization costs. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price. However, after the initial offering period the Public Offering Price of the Units will not include a pro rata portion of estimated organizational costs.

        During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities,* (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A, effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see "Rights of Unit Holders--Redemption" in Part B. Unless Securities are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the Units due to the MBIA insurance obtained by the Trust. See also "Rights of Unit Holders--Certificates" and "Rights of Unit Holders--Redemption" in Part B for information relating to redemption of Units.

        The Evaluator will consider in its evaluation of Securities which are in default in payment of principal or interest or, in the Sponsors' opinion, in significant risk of such default ("Defaulted Bonds") and which are covered by insurance obtained by the Trust the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance and the related custodial fee) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In any case the Evaluator will consider the ability of MBIA to meet its commitments under the Trust's insurance policy, including the commitment to issue Permanent Insurance. The Evaluator intends to use a similar valuation method with respect to Securities insured by the Trust if there is a significant risk of default and a resulting decrease in the market value. For a description of the circumstances under which a full or partial suspension of the right of Unit holders to redeem their Units may occur, see "Rights of Unit Holders--Redemption" in Part B.

        If the Trustee does not exercise the right to obtain Permanent Insurance as to any Defaulted Bonds in the Trust, it is the present intention of the Trustee, so long as the Trust contains either some Bonds not in default or any Pre-insured Bonds, not to sell Defaulted Bonds to effect redemptions or for any other reason but rather to retain them in


________________
* With respect to the evaluation of Bonds during the initial syndicate offering period for such Bonds, the "current offering price," as determined by the Evaluator, will normally be equal to the syndicate offering price as of the Evaluation Time, unless the Evaluator determines that a material event has occurred which it believes may result in the syndicate offering price not accurately reflecting the market value of such Bonds, in which case the Evaluator, in making its determination with respect to such Bonds, will consider not only the syndicate offering price but also the factors described in (2) and (3) herein.

the portfolio BECAUSE VALUE ATTRIBUTABLE TO THE INSURANCE OBTAINED BY THE TRUST CANNOT BE REALIZED UPON SALE. Insurance obtained by the issuer of a Pre-insured Bond, or by some party other than the Trust, is effective so long as such Pre-insured Bond is outstanding and the insurer of such Bond continues to fulfill its obligations. Therefore, any such insurance may be considered to represent an element of market value in regard to the Pre-insured Bond, but the exact effect, if any, of this insurance on such market value cannot be predicted. Regardless of whether the insurer of a Pre-insured Bond continues to fulfill its obligations, however, such Bond will in any case continue to be insured under the policy obtained by the Trust from MBIA as long as the Bond is held in the Trust.

        No value has been ascribed to the MBIA insurance obtained by the Trust as of the date of this Prospectus.

        The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust. The Sponsors have implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

        This method of sales charge computation will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:

                                                     Secondary Market
                                                    Period Sales Change
                                            ------------------------------------
                                                Percentage of   Percentage of
                                               Public Offering    Net Amount
                                                Per Bond Price     Invested
                                            ------------------- ----------------
Years to Maturity Per Bond
--------------------------
0 months to 2 years.......................          1.0%            1.010%
2 but less than 3.........................          2.0%            2.091%
3 but less than 4.........................          3.0%            3.093%
4 but less than 8.........................          4.0%            4.167%
8 but less than 12........................          5.0%            5.363%
12 but less than 15.......................          5.5%            5.820%
15 or more................................          5.9%            6.270%

        A minimum sales charge of 1.0% of the Public Offering Price will be applied to all secondary market unit purchases.

        During the initial public offering period, purchasers of 250 Units or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:

                                                              Discount From
                                                             Public Offering
                Number of Units                               Price Per Unit
                ---------------                              ---------------
                250-499.................................        $  2.50
                500-999.................................           7.50
                1,000-1,999.............................          15.00
                2,000 or more...........................          20.00

        Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the Selling Underwriter or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

        Certain commercial banks are making Units of the Trust available to their customers on an agency basis. Further, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions.

        Market for Units. Although they are not obligated to do so, the Sponsors intend to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period the Sponsors' Repurchase Price shall be not less than the Redemption Price plus accrued interest through the expected date of settlement. (See "Rights of Unit Holders--Redemption-- Computation of Redemption Price per Unit" in Part B.) There is no sales charge incurred when a Unit holder sells Units back to the Sponsors. Any Units repurchased by the Sponsors may be reoffered to the public by the Sponsors at the Public Offering Price at such time, plus accrued interest.

        If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsors may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsors do not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unit holder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsors as to current market prices prior to making a tender for redemption to the Trustee. See "Rights of Unit Holders--Redemption" and "Sponsors" in Part B.

        Employees (and their immediate families) of Glickenhaus & Co. and of Advest, Inc. may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying Securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of 1.5% of the Public Offering Price. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

Distribution of Units. The Underwriters of the Units of the Trust are listed in the Underwriting Account (see "Underwriting Account" in Part A). It is the Underwriters' intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units solely through their own organizations. However, Units may be sold to dealers who are members of the National Association of Securities Dealers, Inc. at prices which represent a concession equal to $32.00 per Unit from the related Public Offering Price applicable to sales of fewer than 500 Units subject in each case to change from time to time by the Agent for the Sponsors. Any volume discount (see "Offering Price" in Part B) offered to investors will be borne by the selling Underwriter or dealer except that, during the initial public offering period, the Sponsors may pay the selling Underwriter or dealer $2.50 per Unit for individual sales of more than 500 Units.

        Sales will be made only with respect to whole Units, and the Sponsors reserve the right to reject, in whole or in part, any order for the purchase of Units.

        Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsors a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsors during a specified time period. In addition, at various times the Sponsors may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsors will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsors, or participate in sales programs sponsored by the Sponsors, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsors in their discretion may from time to time, pursuant to objective criteria established by the Sponsors, pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsors out of their own assets and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

Sponsors' and Underwriters' Profits. As set forth under "Public
Offering--Offering Price" in Part B, the Underwriters will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsors will receive from the Underwriters the excess of such gross sales commission over

$35 per Unit from Underwriters underwriting 100 to 249 Units, will receive the excess over $36 per Unit from Underwriters underwriting 250 to 499 Units, will receive the excess over $37 per Unit from Underwriters underwriting 500 to 749 Units, will receive the excess over $38 per Unit from Underwriters underwriting 750 to 999 Units, will receive the excess over $40 per Unit from Underwriters underwriting 1,000 or more Units. In addition, the Sponsors may, during the initial public offering period, pay any Underwriter an additional $2.50 per Unit for sales to individual purchasers of 500 or more Units. The Sponsors may also from time to time pay, in addition to the amounts referenced above, an additional concession, in the form of cash or other compensation, any Underwriter who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsors to the Underwriter exceed the difference between the sales charge and the Underwriter's allowance in respect of Units underwritten by the Underwriter. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.

        In addition, the Sponsors realize a profit or sustain a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsors (which is the cost of such Securities at the time they were acquired for the account of the Trust). The Underwriters share in the profits, if any, described in the preceding sentence. See "Summary of Essential Information" in Part A. In addition, the Sponsors may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from one or more of the Sponsors or from underwriting syndicates of which they were members. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsors prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsors' businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

        The Sponsors may have participated as underwriters or as managers or members of underwriting syndicates from which some of the aggregate principal amount of the Bonds were acquired for the Trust in the amounts set forth in Part
A. The Sponsors have not purchased any of the Securities in the Trust from their managed accounts.

        In maintaining a market for the Units of the Trust (see "Market for Units") the Sponsors and Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.

     ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNIT HOLDERS

        Units of the Trust are offered on a "dollar price" basis. In contrast, tax-exempt bonds customarily are offered on a "yield price" basis. Therefore, the rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. Estimated Current Return based on the Public Offering Price per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under "Summary of Essential Information " in Part A. Information regarding the estimated monthly distributions of principal and interest to Unit holders of the Trust is available from the Sponsors on request.

        Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value on the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Information" in Part A will be realized in the future.

        Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond will be greater than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Information" in Part A will be realized in the future.

                                   TAX STATUS

        This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

        In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when-issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at the time the Bonds were issued (except in certain circumstances because of the identity of the holder). In the opinion of such bond counsel, an individual holder who resides in New York State or City will not be subject to New York State or City tax on interest income derived from the Bonds held in the Trust (except in certain limited circumstances), although such an individual will be subject to New York State and (if a City resident) City tax with respect to any gains realized when Bonds or Units are sold, redeemed or paid at maturity. However, interest on the Bonds may be subject to other state and local taxes. Interest on the Bonds is not excludable from net income in determining New York State or New York City franchise taxes on corporations or financial institutions. The Sponsors and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

        In the opinions of bond counsel referred to above, none of the interest received on the Bonds is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.

        In the case of certain Bonds, the opinions of bond counsel may indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income taxes, although interest on those Bonds received by others would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

        The opinions of bond counsel may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

        The Sponsors and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no one can give any assurance that future events will not affect the tax-exempt status of the Bonds.

        From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

        As of the date of this prospectus, recently passed legislation will phase in lower personal income tax rates under federal law over the next several years. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trust is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of the effect of this recent change given that the interest rates on the Bonds generally are lower than the pre-tax interest rates on similar taxable bonds.

        Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

        In the opinion of Paul Hastings Janofsky & Walker LLP, special counsel for the Sponsors, under existing law as of the date of this Prospectus:

            The Trust is not an association taxable as a corporation for federal income tax purposes, and interest on the Bonds that is excludable from federal gross income when received by the Trust will be excludable from the federal gross income of the Unit holders. Any proceeds paid under the insurance policy described above issued to the Trust with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trust will be excludable from federal gross income and from New York State and City personal income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

            Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Unit holder will be considered to have received its pro rata share of income from the Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Unit holder's method of accounting and depending on the existence of any original issue discount), and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale or redemption) or when the Unit holder redeems or sells its Units.

            Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders.

            A Unit holder who is a non-resident of New York will not be subject to New York State or City income tax on any interest or gain derived from its interest in the Trust's assets or upon any gain from the sale of its Units except to the extent that such gain is from property employed in a business, trade, profession or occupation carried on in the State of New York.

        The opinion of Paul, Hastings, Janofsky & Walker LLP as to the tax status of the Trust, set forth above, is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Automatic Accumulation Plan, described under "Automatic Accumulation Account" in this Part B.

Other Tax Issues

        The Trust may contain Bonds issued with original issue discount. Unit holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust's tax basis (and the Unit holder's tax basis) in a Bond is increased by any accrued original issue discount.

        Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

        The total cost of a Unit to a Unit holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Unit holder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond. A New York State or City resident should determine its basis and holding period for its Units for New York State and City tax purposes in the same manner as for federal tax purposes.

        A Unit holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Unit holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

        Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

        Gain (or loss) realized on the sale, maturity or redemption of the Bonds or on the sale or redemption of a Unit is includible in gross income for federal income tax purposes. That gain (or loss) will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain (or loss) will be realized by the Unit holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Unit holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

        A Unit holder may acquire its Units, or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount.

        Long-term capital gains realized by non-corporate Unit holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20% (10% if the non-corporate Unit holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income received by non-corporate Unit holders will be taxed at a maximum federal income tax rate of 38.6%. These rates are scheduled to be gradually reduced through 2006 under legislation passed in 2001. Beginning in the year 2001, for Unit holders in the 10% or 15% tax bracket for ordinary income (or in the year 2006, for Unit holders in the 28% or higher tax bracket for ordinary income), capital gains realized with respect to Units and Bond's held for more than five years may be subject to a reduced rate of long-term capital gains tax. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed prorata, a Unit holder's taxable income or gain for any year may exceed its actual cash distributions in that year.

        If the Trust purchases any units of a previously issued series, with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

        Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however it is expected that none of the Bonds in the Trust is covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

        A portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns that do not live apart from their spouse at all times during the taxable year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.

        Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

        If borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible by non-corporate Unit holders. The purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

        After the end of each calendar year, the Trustee will furnish to each Unit holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit holder and to the Internal Revenue Service. Unit holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

                             RIGHTS OF UNIT HOLDERS

Certificates. Ownership of Units of the Trust is evidenced by registered certificates executed by the Trustee and the Sponsors. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Certificates are transferable by presentation and surrender to the Trustee properly endorsed and accompanied by a written instrument or instruments of transfer.

        Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal. While interest will be distributed semi-annually or monthly, depending on the method of distribution chosen, principal, including capital gains, will be distributed only semi-annually; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unit holder's pro rata share of the balance of the Principal Account. Interest (semi-annually or monthly) and principal, including capital gains, if any (semi-annually), received by the Trust will be distributed on each Distribution Date to Unit holders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Summary of Essential Information" in Part A, "Rights of Unit Holders--Expenses and Charges" and "Rights of Unit Holders--Redemption" in Part B.

        The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the Trust. The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the Record Date. See "Summary of Essential Information" in Part A. Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date. Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date. See "Summary of Essential Information" in Part A. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.

        The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unit holder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

        Purchasers of Units who desire to receive distributions on a monthly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. Record dates for monthly distributions will be the fifteenth day of the preceding month and record dates for semi-annual distributions will be the fifteenth day of May and November.

        Details of estimated interest distributions under the payment plans, on a per Unit basis, appear in the footnotes to the "Summary of Essential Information" in Part A.

        The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each April, the Trustee will furnish each Unit holder a card to be returned together with the Certificate by May 15 of such year if the Unit holder desires to change his plan of distribution, and the change will become effective on May 16 of such year for the ensuing twelve months. For a discussion of redemption of Units, see "Rights of Unit Holders--Redemption--Tender of Units" in Part B.

        The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "Rights of Unit Holders--Expenses and Charges" in Part B. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unit Holders--Redemption" in Part B. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unit holders and are available for use by the Trustee pursuant to normal banking procedures.

        Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unit holders choosing the monthly payment plan. Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made. In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unit holders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

        In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unit holders (which excess will be made available under a letter of credit furnished by the Sponsors on the Date of Deposit). The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on such Securities in the portfolio of the Trust (see "The Portfolio" in Part A) does not begin accruing as tax-exempt interest income to the benefit of Unit holders until such Bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

        In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unit holder either redeems or sells such Unit or until the Trust is terminated.

Expenses and Charges. Initial Expenses. Investors will bear all or a portion of the costs incurred in organizing the Trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust's portfolio. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of Units.

        Fees. The Trustee's, Sponsors' and Evaluator's fees are set forth under the "Summary of Essential Information" in Part A. The Sponsors' fee, which is earned for portfolio supervisory services, is based on the face amount of Securities in the Trust at December 1 of each year. The Sponsors' fee, which is not to exceed the maximum amount set forth under the "Summary of Essential Information" for the Trust, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount the Sponsors receive for portfolio supervisory services rendered to all series of Empire State Municipal Exempt Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year.

        The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth in the "Summary of Essential Information" for the Trust; provided, however, that such fees may be adjusted as set forth under the "Summary of Essential Information." There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see "Rights of Unit Holders--Distribution of Interest and Principal" in Part B. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders" in Part B.

        The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date and the Sponsors' annual fee is payable annually on December 1, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein as described in "Summary of Essential Information." If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

        Insurance Premiums. The cost of the MBIA insurance obtained by the Trust, based on the aggregate amount of Bonds in the Trust as of the Date of Deposit, is set forth in the "Summary of Essential Information." Premiums, which are obligations of the Trust, are payable monthly by the Trustee on behalf of the Trust. As Securities in the portfolio mature, are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Securities no longer owned by and held in the Trust. The Trust does not incur any premium expense for any insurance which has been obtained by an issuer of a Pre-insured Bond, since the premium or premiums for such insurance have been paid by such issuer or other party. Pre-insured Bonds, however, are additionally insured by the Trust. No premium will be paid by the Trust on Bonds which are also MBIA Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. The premium payable for Permanent Insurance and the related custodial fee will be paid solely from the proceeds of the sale of a Bond from the Trust in the event the Trustee exercises the right to obtain Permanent Insurance on such Bond.

Other Charges. The following additional charges are or may be incurred by the
Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsors (so long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsors, contemplated). To the extent lawful, the Trust shall bear the expenses associated with updating the Trust's registration statement and maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the Trust. Any payments received by the Sponsors reimbursing it for payments made to update the Trust's registration statement will not exceed the costs incurred by the Sponsors. The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

Reports and Records. The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust (including insurance costs), redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (including any unearned original issue discount but excluding any portion representing interest, with respect to the Trust the premium attributable to the Trustee's exercise of the right to obtain Permanent Insurance and any related custodial fee), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

        The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

Redemption. Tender of Units. While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon payment of any applicable tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

        Certificates for Units to be redeemed must be delivered to the Trustee and must be properly endorsed and accompanied by a written instrument of transfer. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption (see "Rights of Unit Holders-- Certificates" in Part B). Unit holders must sign exactly as their names appear on the face of the certificate with signature(s) guaranteed by an officer of a national bank or trust company, a member firm of either the New York, Midwest or Pacific Stock Exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

        Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsors of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Rights of Unit Holders--Redemption--Purchase by the Sponsors of Units Tendered for Redemption" in Part B.

        Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

        If the Trustee exercises the right to obtain Permanent Insurance on a Bond in the Trust, such Bond will be sold from the Trust on an insured basis. In the event that the Trustee does not exercise the right to obtain Permanent Insurance on a Bond, such Bond will be sold from the Trust on an uninsured basis, since the MBIA insurance obtained by the Trust covers the timely payment of principal and interest when due on the Bonds only while the Bonds are held in and owned by the Trust. If the Trustee does not obtain Permanent Insurance on a Defaulted Bond, to the extent that Bonds which are current in payment of interest are sold from the Trust portfolio in order to meet redemption requests and Defaulted Bonds are retained in the Portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust will tend to diminish. See "Sponsors--Responsibility" in Part B for the effect of selling Defaulted Bonds to meet redemption requests.

        The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

        Because insurance obtained by the Trust terminates as to Bonds which are sold by the Trustee, and because the insurance obtained by the Trust does not have a realizable cash value which can be used by the Trustee to meet redemptions of Units, under certain circumstances the Sponsors may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units if a significant portion of the Bonds in the Trust is in default in payment of principal or interest or in significant risk of such default. No assurances can be given that the Securities and Exchange Commission will permit the Sponsors to suspend the rights of Unit holders to redeem their Units, and without the suspension of such redemption rights when faced with excessive redemptions the Sponsors may not be able to preserve the benefits of the Trust's insurance on Defaulted Bonds.

        Computation of Redemption Price per Unit. The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), except for those cases in which the value of insurance has been included, (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above. In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance obtained by the Trust on the Bonds in the Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. On the other hand, Pre-insured Bonds in the Trust are entitled at all times to the benefits of insurance obtained by their respective issuers so long as the Pre-insured Bonds are outstanding and the insurer continues to fulfill its obligations, and such benefits are reflected and included in the market value of Pre-insured Bonds. For a description of the situations in which the Evaluator may value the insurance obtained by the Trust, see "Public Offering--Offering Price" in this Part B.

        The difference between the bid and offering prices of the Securities may be expected to average 1 1/2% of face amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1%, and in the case of inactively traded bonds such difference usually will not exceed 3%. On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Portfolio." For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit the aggregate current offering price of such

Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under "Summary of Essential Information."

        Purchase by the Sponsors of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsors of any tender of Units for redemption. So long as the Sponsors are maintaining a bid in the secondary market, the Sponsors, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering--Offering Price--Market for Units" in this Part B). Units held by the Sponsors may be tendered to the Trustee for redemption as any other Units, provided that the Sponsors shall not receive for Units purchased as set forth above a higher price than they paid, plus accrued interest.

        The offering price of any Units resold by the Sponsors will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price" in Part B). Any profit resulting from the resale of such Units will belong to the Sponsors which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Offering--Sponsors' and Underwriters' Profits" in this Part B).

Exchange Option. The Sponsors of the series of Empire State Municipal Exempt Trust, (including the series of Municipal Exempt Trust, the predecessor trust to Empire State Municipal Exempt Trust) (the "Exchange Trusts") are offering Unit holders of the Exchange Trusts for which the Sponsors are maintaining a secondary market an option to exchange a Unit of any series of the Exchange Trusts for a Unit of a different series of the Exchange Trusts being offered by the Sponsors (other than in the initial offering period) at a Public Offering Price generally based on the bid prices of the underlying Securities divided by the number of Units outstanding (see "Public Offering--Offering Price--Markets for Units") plus a fixed sales charge of $15 per Unit (in lieu of the normal sales charge). However, a Unit holder must have held his Unit for a period of at least six months in order to exercise the exchange option or agree to pay a sales charge based on the greater of $15 per Unit or an amount which together with the initial sales charge paid in connection with the acquisition of Units being exchanged equals the normal sales charge of the series into which the investment is being converted, determined as of the date of the exchange. Such exchanges will be effected in whole Units only. Any excess proceeds from the Units being surrendered will be returned, and the Unit holder will not be permitted to advance any new money in order to complete an exchange. The Sponsors reserve the right to modify, suspend or terminate this plan at any time without further notice to the Unit holders. In the event the exchange option is not available to a Unit holder at the time he wishes to exercise it, the Unit holder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unit holder.

        An exchange of Units of one Exchange Trust for those in another Exchange Trust is likely to be a taxable disposition, at least in part, of the Units given up on which gain or loss is recognized for federal and state income tax purposes. Unit holders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

                         AUTOMATIC ACCUMULATION ACCOUNT

        The Sponsors have entered into an arrangement (the "Plan") with Empire Builder Tax Free Bond Fund (the "Empire Builder") which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Empire Builder. The Empire Builder is an open-end, non-diversified investment company whose investment objective is to seek as high a level of current income exempt from regular federal income tax and from New York State and New York City personal income taxes as is believed to be consistent with preservation of capital. It is the policy of the Empire Builder to invest primarily in debt securities the interest income from which is exempt from such taxes.

        The Empire Builder has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Empire Builder will be of "investment grade" quality--that is, at the time of purchase by the Empire Builder, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Empire Builder's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Empire Builder that under normal market conditions at least 90% of the income distributed to its shareholders will be exempt from regular federal income tax, the alternative minimum tax, and from New York State and New York City personal income taxes. However, during times of adverse market conditions, when the Empire Builder is investing for temporary defensive purposes in obligations other than New York tax-exempt bonds, more than 10% of the Empire Builder's income distributions could be subject to federal income tax and/or New York State and/or New York City income taxes, as described in the current prospectus relating to the Empire Builder (the "Empire Builder Prospectus"). Glickenhaus & Co. ("Glickenhaus"), a sponsor of the Trust, acts as the investment adviser and distributor for the Empire Builder.

        Each Unit holder may request from The Bank of New York (the "Plan Agent"), a copy of the Empire Builder Prospectus describing the Empire Builder and a form by which such Unit holder may elect to become a participant ("Participant") in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Empire Builder at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Empire Builder Prospectus. Unless otherwise indicated, new Participants in the Empire Builder Plan will be deemed to have elected the monthly distribution plan with respect to their Units. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Empire Builder purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Empire Builder and Glickenhaus, as investment advisor for Empire Builder, each will have the right to terminate or modify this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Empire Builder through the Plan, including charges and expenses, return the enclosed card for a copy of the Empire Builder Prospectus. Read it carefully before you decide to participate.

                                                                [ALTERNATE PAGE]

                         AUTOMATIC ACCUMULATION ACCOUNT

        For Unit holders of the Trust who are clients of Lebenthal, a division of Advest, Inc., the Sponsors have entered into an arrangement (the "Plan") with Lebenthal New York Municipal Bond Fund (the "Bond Fund") which permits Unit holders of the Trust who receive distributions from the Trust on a semi-annual basis to elect to have distributions from Units in the Trust automatically reinvested in shares of the Bond Fund. The Bond Fund is an open-end, non-diversified investment company whose investment objective is to maximize current income exempt from regular federal income tax and from New York State and New York City personal income taxes, consistent with preservation of capital and with consideration given to opportunities for capital gain. It is the policy of the Bond Fund to invest primarily in long-term investment grade tax-exempt securities the interest income from which is exempt from such taxes.

        The Bond Fund has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Bond Fund will be of "investment grade" quality--that is, at the time of purchase by the Bond Fund, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Bond Fund's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Bond Fund that under normal market conditions at least 80% of the income distributed to its shareholders will be exempt from regular federal income tax and from New York State and New York City personal income taxes. However, during times of adverse market conditions, more than 20% of the Bond Fund's income distributions could be subject to federal income tax and New York State and/or New York City income taxes, as described in the current prospectus relating to the Bond Fund (the "Bond Fund Prospectus"). Lebenthal, a division of Advest, Inc., a sponsor of the Trust, acts as the manager and distributor for the Bond Fund.

        A Unit holder who receives distributions from the Trust on a semi-annual basis may request from The Bank of New York (the "Plan Agent"), a copy of the Bond Fund Prospectus describing the Bond Fund and a form by which such Unit holder may elect to become a participant ("Participant") in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Bond Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Bond Fund Prospectus. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Bond Fund purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate or modify his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Bond Fund and Lebenthal Asset Management, a division of Boston Advisors, Inc., as manager for the Bond Fund, each will have the right to terminate or modify this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Bond Fund through the Plan, including charges and expenses, return the enclosed card for a copy of the Bond Fund Prospectus. Read it carefully before you decide to participate.

                                    SPONSORS

        Glickenhaus and Lebenthal, a division of Advest, Inc., are the Sponsors of Empire State Municipal Exempt Trust, Series 10 and all subsequent series.

        Glickenhaus, a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange. Glickenhaus acts as a sponsor for successive Series of The Glickenhaus Value Portfolios and The Municipal Insured National Trusts, and for the prior series of Empire State Municipal Exempt Trust including those sold under the name of Municipal Exempt Trust, New York Exempt Series 1, New York Series 2 and New York Series 3. Glickenhaus, in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

        Advest, Inc., a Delaware corporation, acts as sponsor of Empire State Municipal Exempt Trust under the name "Lebenthal, a division of Advest, Inc." Advest, Inc. is a wholly-owned subsidiary of The Advest Group, Inc. ("Advest") which, in turn, is wholly-owned by The MONY Group, Inc. Advest acquired Lebenthal & Co., Inc., the previous sponsor of Empire State Tax Municipal Exempt Trust, on November 30, 2001, and in June 2002, Lebenthal & Co., Inc., merged into Advest, Inc. Based in Hartford, Connecticut, Advest, through its subsidiaries, provides financial, securities brokerage, trading, investment banking, trust and other advisory services to retail and institutional investors. Advest is a member of the New York, American and other principal exchanges.

Limitations on Liability. The Sponsors are jointly and severally liable for the performance of their obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the Unit holders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties. See "The Trust--Portfolio" and "Sponsors--Responsibility" in Part B.

Responsibility. The Trustee shall sell, for the purpose of redeeming Units tendered by any Unit holder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsors as the Trustee in its sole discretion may deem necessary. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds in the Trust, to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and Defaulted Bonds are retained in the Trust in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust's Portfolio will tend to diminish. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds, except as described below and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unit holders or if there is no alternative, the Trustee is not empowered to sell Defaulted Bonds for which value has been attributed for the insurance obtained by the Trust. Because of such restrictions on the Trustee, under certain circumstances the Sponsors may seek a full or partial suspension of the right of Unit holders to redeem their Units. See "Rights of Unit Holders--Redemption" in Part B. The Sponsors are empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of advanced refunding.

        It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsors may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsors may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsors the issuer will probably default in respect to such Securities in the foreseeable future.

        Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unit holder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in this and the preceding paragraph and in the discussion under "Risk Factors-Failure of a Contract to Purchase Bonds and Substitution of Bonds" in Part B regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

        If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor either pursuant to the portfolio insurance with respect to the Trust or otherwise within 30 days, the Trustee is required to notify the Sponsors thereof. If the Sponsors fail to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsors of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred. See "Insurance on the Bonds" in Part B.

        The Sponsors may direct the Trustee to dispose of Bonds upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsors the retention of such Bonds in the Trust would be detrimental to the interest of the Unit holders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unit holders.

        Notwithstanding the foregoing, in connection with final distributions to Unit holders, if the Trustee does not exercise the right to obtain Permanent Insurance on any Defaulted Bond, because the portfolio insurance obtained by the Trust is applicable only while Bonds so insured are held by the Trust, the price to be received by the Trust upon the disposition of any such Defaulted Bond will not reflect any value based on such insurance. Therefore, in connection with any liquidation prior to the Mandatory Termination Date, with respect to the Trust, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bonds if retention of such Bonds, until due, shall be deemed to be in the best interest of Unit holders, including, but not limited to, situations in which Bonds so insured are in default and situations in which Bonds so insured have a deteriorated market price resulting from a significant risk of default. Since the Pre-insured Bonds in the Trust will reflect the value of the insurance obtained by the Bond issuer, it is the present intention of the Sponsors not to direct the Trustee to hold any Pre-insured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on Defaulted Bonds in the Trust not disposed of at the date of termination will ultimately be distributed to Unit holders of record as of such date of termination as soon as practicable after the date such Defaulted Bonds become due and applicable insurance proceeds have been received by the Trustee (see "Summary of Essential Information").

Agent for Sponsors. The Sponsor named as Agent for Sponsors under "Summary of Essential Information" has been appointed by the other Sponsors as agent for purposes of taking action under the Trust Agreement. If the Sponsors are unable to agree with respect to action to be taken jointly by them under the Trust Agreement and they cannot agree as to which Sponsors shall act as sole Sponsor, then the Agent for Sponsors shall act as sole Sponsor.

If one of the Sponsors fails to perform its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, that Sponsor is automatically discharged under the Trust Agreement and the other Sponsor act as the sole Sponsor.

Resignation. Any Sponsor may resign at any time provided that at the time of such resignation one remaining Sponsor maintains a net worth of $1,000,000 and all the remaining Sponsor is agreeable to such resignation. Concurrent with or subsequent to such resignation a new Sponsor may be appointed by the remaining Sponsor and the Trustee to assume the duties of the resigning Sponsor. If, at any time, only one Sponsor is acting under each Trust Agreement and that Sponsor shall resign or fail to perform any of its duties thereunder or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trust.


Financial Information. The total partners' capital of Glickenhaus at September 30, 2002, was $222,217,356 (audited) and at December 1, 2002, was $225,743,759
(unaudited); and the total stockholders' equity of Advest, Inc. at December 31, 2002, was $324,032,538 (audited).


        The foregoing information with regard to the Sponsors relates to the Sponsors only, and not to any series of Empire State Municipal Exempt Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out their contractual obligations shown herein. More comprehensive financial information can be obtained upon request from any Sponsors.

                                     TRUSTEE

        The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The Trustee must be a banking corporation organized under the laws of the United States or any state which is authorized under such laws to exercise corporate trust powers and must have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000. The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for the Trust. Monies held by the Trustee for the Trust will be held in a non-interest bearing account at the Trustee.

Limitations on Liability. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Portfolio" in Part A.

Responsibility. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders," "Sponsors--Responsibility" and "Sponsors--Resignation" in this Part B.

Resignation. By executing an instrument in writing and filing the same with the Sponsors, the Trustee and any successor may resign. In such an event the Sponsors are obligated to appoint a successor trustee as soon as possible.

If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsors deem it to be in the best interest of the Unit holders, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

                                    EVALUATOR

        Both during and after the initial offering period, the Evaluator shall be CapeLogic, Inc., a New Jersey corporation with its main office located at 59 Longview Avenue, Randolph, New Jersey 07869.

Limitations on Liability. The Trustee and the Sponsors may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsors or Unit holders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility. The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsors. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see "Public Offering--Offering Price" in Part B.

Resignation. The Evaluator may resign or may be removed by the Sponsors and the Trustee, and the Sponsors and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

        The Sponsors and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders; and the Sponsors and the Trustee may amend the Trust Agreement with the consent of the holders of Certificates evidencing 66 ?% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unit holder without the consent of such Unit holder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unit holders. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

        The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify all Unit holders when the value of the Trust as shown by any evaluation is less than $2,000,000 or less than 20% of the value of the Trust as of the date hereof, whichever is lower, at which time the Trust may be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsors and the holders at least 33 1/3% of the Units may instruct the Trustee not to terminate the Trust. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Bonds if the retention of such Bonds, until due, shall be deemed to be in the best interest of the Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.

                                 LEGAL OPINIONS

        Certain legal matters will be passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsors, and Winston & Strawn, 200 Park Avenue, New York, New York 10166, acting as counsel for the Trustee.

                                    AUDITORS

        The statement of condition of the Trust included in this Prospectus has been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein, and has been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                           DESCRIPTION OF BOND RATINGS

        Standard & Poor's Rating. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

        The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.     Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

        AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

        AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

        A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

        BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

        BB, B, CCC, CC--Bonds rated BB, B, CCC and CC are regarded on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

        Plus (+) or Minus (-): to provide more detailed indications of credit quality, the ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

        Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

        NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

        SP-1: Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2: Satisfactory capacity to pay principal and interest.

        SP-3: Speculative capacity to pay principal and interest.

        * Moody's Investors Service Rating. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

        Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

        Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

        A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

        Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

        Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

        B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

        Con. (. . .)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

        Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "B" in its corporate rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the security ranks in the lower end of its generic rating category.

                              TAX EQUIVALENT YIELDS

The following tables indicate the approximate yield resident individuals in various income brackets must earn on a security subject to federal, New York State and New York City income taxes to receive an after-tax yield equivalent to that provided by a tax-exempt bond yielding from 4.0% to 8.0%, based on anticipated 2003 federal, New York State and New York City marginal tax rates. New York City taxpayers should refer to Table I. New York State taxpayers outside of New York City should refer to Table II.



TABLE I.  COMBINED EFFECT OF FEDERAL, NEW YORK STATE AND NEW YORK CITY INCOME TAXES


                                                                                   To equal a tax-exempt yield of:
                                                   Approx.    ----------------------------------------------------------------------
                                                    2003      4.00%  4.50%  5.00%  5.50%   6.00%    6.50%    7.00%    7.50%   8.00%
                                                   Federal,
                                                     NYS      ----------------------------------------------------------------------
If your net taxable income(1)                      & NYC
is approximately(2)                               Marginal
Joint Return                  Single Return      Tax Rates(3)                 A taxable investment would have to pay you:(4)
------------------------------------------------------------------------------------------------------------------------------------
$47,450-$114,650              $28,400-$68,800     37.441%     6.39%  7.19%  7.99%   8.79%   9.59%   10.39%   11.19%   11.99%  12.79%
------------------------------------------------------------------------------------------------------------------------------------
$114,651-$174,700             $68,801-$143,500    40.498%     6.72%  7.56%  8.40%   9.24%  10.08%   10.92%   11.76%   12.61%  13.45%
------------------------------------------------------------------------------------------------------------------------------------
$174,701-$311,950             $143,501-$311,950   45.498%     7.34%  8.26%  9.17%  10.09%  11.01%   11.93%   12.84%   13.76%  14.68%
------------------------------------------------------------------------------------------------------------------------------------
$311,951+                     $311,951+           49.098%     7.86%  8.84%  9.82%  10.81%  11.79%   12.77%   13.75%   14.73%  15.72%
------------------------------------------------------------------------------------------------------------------------------------




TABLE II.  COMBINED EFFECT OF FEDERAL AND NEW YORK STATE INCOME TAXES

                                                                                   To equal a tax-exempt yield of:
                                                              ----------------------------------------------------------------------
                                                   Approx.    4.00%  4.50%  5.00%  5.50%   6.00%    6.50%    7.00%    7.50%   8.00%
                                                    2003
                                                   Federal,   ----------------------------------------------------------------------
If your net taxable income(1)                      & NYS
is approximately(2)                               Marginal
Joint Return                  Single Return      Tax Rates(5)                 A taxable investment would have to pay you:(4)
------------------------------------------------------------------------------------------------------------------------------------

$47,450-$114,650              $28,400-$68,800     33.850%     6.05%  6.80%  7.56%   8.31%   9.07%    9.83%   10.58%   11.34%  12.09%
------------------------------------------------------------------------------------------------------------------------------------
$114,651-$174,700             $68,801-$143,500    36.850%     6.33%  7.13%  7.92%   8.71%   9.50%   10.29%   11.08%   11.88%  12.67%
------------------------------------------------------------------------------------------------------------------------------------
$174,701-$311,950             $143,501-$311,950   41.850%     6.88%  7.74%  8.60%   9.46%  10.32%   11.18%   12.04%   12.90%  13.76%
------------------------------------------------------------------------------------------------------------------------------------
$311,951+                     $311,951+           45.450%     7.33%  8.25%  9.17%  10.08%  11.00%   11.92%   12.83%   13.75%  14.67%
------------------------------------------------------------------------------------------------------------------------------------


________________
1  After exemptions and deductions other than state and local tax deductions.
2 The tables cover only a representative range of incomes, and income brackets have been rounded off to facilitate illustration. Actual federal, New York State and New York City income brackets may differ slightly from those in the table.
3 This rate is calculated by using the highest New York State and New York City marginal tax rates that apply to the bracket.
4 Yields on taxable investments have been rounded off to facilitate illustration.
5 This rate is calculated by using the highest New York State and marginal tax rate that applies to the bracket.


------------------------------------------------------------------------------------------------------------------------------------
                                     EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 170
------------------------------------------------------------------------------------------------------------------------------------

                                  5,000 Units                               Dated:  March 26, 2003

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-101242) and the
Investment Company Act of 1940 (file no. 811-2838), and to which reference is hereby made. Copies may be reviewed at the Commission or on the Internet, or obtained from the Commission at prescribed rates by:

o           calling:    1-202-942-8090
o           visiting the SEC Internet address:  http://www.sec.gov
o           writing:    Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

------------------------------------------------------------------------------------------------------------------------------------
Table of Contents                                                                             Sponsors:
                                      Part A
Investment Summary                                                                   A-2      Glickenhaus & Co.
Fee Table                                                                            A-4      6 East 43rd Street
Summary of Essential Information                                                     A-5      New York, New York 10017
Portfolio Summary                                                                    A-7
Report of Independent Auditors                                                       A-8      Lebenthal, a division of Advest, Inc.
Statement of Condition                                                               A-9      90 State House Square
Portfolio                                                                           A-10      Hartford, Connecticut  06103
Underwriting Account                                                                A-12
                                      Part B
The Trust                                                                            B-1
Risk Factors                                                                         B-2      Trustee:
Insurance on the Bonds                                                              B-16
Public Offering                                                                     B-18      The Bank of New York
Estimated Current Return and                                                                  101 Barclay Street
   Estimated Long-Term Return to Unit Holders                                       B-23      New York, New York  10286
Tax Status                                                                          B-24
Rights of Unit Holders                                                              B-29
Automatic Accumulation Account                                                      B-37
Sponsors                                                                            B-38
Trustee                                                                             B-40
Evaluator                                                                           B-41
Amendment and Termination of the
   Trust Agreement                                                                  B-41
Legal Opinions                                                                      B-42
Auditors                                                                            B-42
Description of Bond Ratings                                                         B-42
Tax Equivalent Yields                                                               B-45
------------------------------------------------------------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust not contained in this
Prospectus and you should not rely on any other information.
------------------------------------------------------------------------------------------------------------------------------------

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

            The employees of Glickenhaus & Co. and Advest, Inc. are each covered under a Stockbrokers' Blanket Policy, in the respective aggregate amounts of $10,000,000 and $20,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:
            The facing sheet on Form S-6.
            The Prospectus.
            Undertaking To File Reports.
            Signatures.
            Written consents of the following persons:
                  Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 99.3.1).
                  Grant Thornton LLP.
                  CapeLogic, Inc. (included in Exhibit 99.5.1).

      The following exhibits:

      99.1.1      --    Reference Trust Agreement including certain
                        Amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1 below (filed as Exhibit 99.1.1 to Amendment No.1 to Form S-6
                        Registration Statement No. 333-45674 of Empire State
                        Municipal Exempt Trust, Guaranteed Series 155 on
                        November 16, 2000, and incorporated herein by reference).

      99.1.1.1    --    Trust Indenture and Agreement dated December 18, 1990
                        (filed as Exhibit 99.1.1.1 to Amendment No. 1 to Form
                        S-6 Registration Statement No. 333-17307 of Empire
                        State Municipal Exempt Trust, Guaranteed Series 134 on April 2, 1997, and incorporated herein by reference).

      99.1.3      --    Form of Agreement Among Underwriters and Selected
                        Dealers Agreement (filed as Exhibit 99.1.3 to
                        Amendment No. 1 to Form S-6 Registration Statement
                        No. 333-88434 of Empire State Municipal Exempt Trust,
                        Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

      99.1.6(a)   --    Certificate of Limited Partnership of Glickenhaus & Co.
                        (filed as Exhibit 4a to Amendment No. 14 to Form N-8B-2
                        Registration Statement No. 811-02838 of Empire State
                        Municipal Exempt Trust on October 31, 2002, and incorporated herein by reference).

      99.1.6(b)   --    Certificate of Adoption of Revised Limited Partnership
                        Act by Glickenhaus & Co., as amended (filed as Exhibit
                        4b to Amendment No. 14 to Form N-8B-2 Registration
                        Statement No. 811-02838 of Empire State Municipal Exempt
                        Trust on October 31, 2002, and incorporated herein by reference).

      99.1.6(c)   --    Fourth Amended and Restated Agreement of Limited
                        Partnership of Glickenhaus & Co., as amended (filed as
                        Exhibit 4c to Amendment No. 14 to Form N-8B-2
                        Registration Statement No. 811-02838 of Empire State
                        Municipal Exempt Trust on October 31, 2002, and incorporated herein by reference).

      99.1.6.1    --    Certificate of Incorporation of Advest, Inc., as
                        amended (filed as Exhibit 99.1.6.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-88434 of
                        Empire State Municipal Exempt Trust, Guaranteed
                        Series 165 on July 11, 2002, and incorporated herein by reference).

      99.1.6.2    --    By-Laws of Advest, Inc., as amended (filed as Exhibit
                        99.1.6.2 to Amendment No. 1 to Form S-6 Registration
                        Statement No. 333-88434 of Empire State Municipal
                        Exempt Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

      *99.1.7     --    Insurance Policy obtained by the Trust.

      99.1.7(a)   --    Form of Master Letter Agreement of Municipal Bond
                        Investors Assurance Corporation (filed as Exhibit
                        99.1.7(a) to Amendment No. 1 to Form S-6 Registration
                        Statement No. 333-88434 of Empire State Municipal Exempt
                        Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

      99.1.7(b)   --    Form of Permanent Insurance Policy of Municipal Bond
                        Investors Assurance Corporation (filed as Exhibit
                        99.1.7(b) to Amendment No. 1 to Form S-6 Registration
                        Statement No. 333-88434 of Empire State Municipal Exempt
                        Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

      99.2.1      --    Form of Certificate (filed as Exhibit 99.2.1 to
                        Amendment No. 1 to Form S-6 Registration Statement
                        No. 333-17307 of Empire State Municipal Exempt Trust,
                        Guaranteed Series 134 on April 2, 1997, and incorporated herein by reference).

      *99.3.1     --    Opinion of Paul, Hastings, Janofsky & Walker LLP as
                        to the legality of the securities being registered.

      99.4.4      --    Stockbrokers' Bond and Policy, Form B for Glickenhaus
                        & Co. (filed as Exhibit 99.4.4 to Amendment No. 1 to
                        Form S-6 Registration Statement No. 333-88434 of
                        Empire State Municipal Exempt Trust, Guaranteed
                        Series 165 on July 11, 2002, and incorporated herein by reference).

      99.4.5      --    Form of Stockbrokers' Blanket Bond Policy, Standard
                        Form No. 14, Form No. 24 and Form No. 25 for Advest,
                        Inc. (filed as Exhibit 99.4.5 to Amendment No. 1 to
                        Form S-6 Registration Statement No. 333-88434 of
                        Empire State Municipal Exempt Trust, Guaranteed
                        Series 165 on July 11, 2002, and incorporated herein by reference).

      *99.5.1     --    Consent to be Evaluator of CapeLogic, Inc.

      *99.5.2     --    Affirmation Letter of Moody's Investors Service.

      99.6.1      --    Copies of Powers of Attorney of General Partners of
                        Glickenhaus & Co. (filed as Exhibit 99.6.1 to
                        Amendment No. 1 to Form S-6 Registration Statement
                        No. 333-89553 of Empire State Municipal Exempt Trust,
                        Guaranteed Series 149 on December 9, 1999, and incorporated herein by reference).

      99.6.2      --    Copies of Powers of Attorney of Directors and certain
                        officers of Advest, Inc. (filed as Exhibit 99.6.2 to
                        Amendment No. 1 to Form S-6 Registration Statement
                        No. 333-88434 of Empire State Municipal Exempt Trust,
                        Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

      99.6.3      --    Copies of Powers of Attorney of Directors of Advest,
                        Inc. (filed as Exhibit 99.6.3 to Post-Effective
                        Amendment No. 4 to Form S-6 Registration Statement


____________
*     Filed herewith.

                        No. 333-42455 of Empire State Municipal Exempt Trust, Guaranteed Series 140 on July 26, 2002, and incorporated herein by reference).

      99.7.1      --    Code of Ethics of Advest, Inc. (filed as Exhibit
                        99.7.1 to Amendment No. 1 to Form S-6 Registration
                        Statement No. 333-88434 of Empire State Municipal
                        Exempt Trust, Guaranteed Series 165 on July 11, 2002, and incorporated herein by reference).

      99.7.2      --    Code of Ethics of Glickenhaus & Co. (filed as Exhibit
                        99.7.2 to Post-Effective Amendment No. 4 to Form S-6
                        Registration Statement No. 333-42455 of Empire State
                        Municipal Exempt Trust, Guaranteed Series 140 on July
                        26, 2002, and incorporated herein by reference).

                           UNDERTAKING TO FILE REPORTS

            Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrants hereby undertake to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

            The registrant hereby identifies Empire State Municipal Exempt Trust, Guaranteed Series 141 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the Commission or the staff; and

    3)      That it has complied with Rule 460 under the Securities Act of 1933.


            Pursuant to the requirements of the Securities Act of 1933, the registrant, Empire State Municipal Exempt Trust, Guaranteed Series 170 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 26th day of March, 2003.

                                    EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                    GUARANTEED SERIES 170


                                    By:             GLICKENHAUS & CO.
                                       -----------------------------------------
                                                       (Sponsor)

                                    By           /S/ MICHAEL J. LYNCH
                                       -----------------------------------------
                                        (Michael J. Lynch, Authorized Signatory)

            Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                          TITLE                         DATE
----                          -----                         ----

JAMES M. GLICKENHAUS*         General Partner
--------------------------
(James M. Glickenhaus)

SETH M. GLICKENHAUS*          General Partner,
--------------------------    Chief Investment Officer
(Seth M. Glickenhaus)


*By: /S/ MICHAEL J. LYNCH                                   March 26, 2003
    ----------------------
     (Michael J. Lynch,
     Attorney-in-Fact)



____________
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.1 to Registration Statement No. 333-89553 on December 9, 1999.

                                   SIGNATURES

            The registrant hereby identifies Empire State Municipal Exempt Trust, Guaranteed Series 141 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the Commission or the staff; and

    3)      That it has complied with Rule 460 under the Securities Act of 1933.


            Pursuant to the requirements of the Securities Act of 1933, the registrant, Empire State Municipal Exempt Trust, Guaranteed Series 170 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 26th day of March, 2003.

                                    EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                                    GUARANTEED SERIES 170


                                    By:   LEBENTHAL, A DIVISION OF ADVEST, INC.
                                          -------------------------------------
                                                       (Sponsor)

                                    By            /S/ DAVID G. WOJDYL
                                          --------------------------------------
                                         (David G. Wojdyl, Authorized Signatory)

            Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                         TITLE                                        DATE
----                         -----                                        ----

GRANT KURTZ*                 Director, Chief Executive Officer
DONNA L. SAWAN*              Director, Chief Financial Officer, Treasurer
GEORGE M. BEVIS*             Director
JOSEPH D. BLAIR*             Director
ALLEN G. BOTWINICK**         Director
HARRY M. CANAVESI*           Director
WILLIAM A. CHOLAWA*          Director
JAMES FERNBERGER**           Director
ALLAN M. FINK*               Director
GAY B. FOSTER*               Director
BERNARD T. GACONA*           Director
GARRY L. HOGAN**             Director
LEE G. KUCKRO*               Director
ALEXANDRA LEBENTHAL**        Director
JUDITH A. McCANN*            Director
ROBERT D. MEYERS*            Director
ROBERT T. MIKKELSON*         Director
DANIEL J. MULLANE*           Director
ROBERT F. OLSEN*             Director
JAMES R. ORVIS*              Director
JAMES M. PUCCI*              Director
JAY H. SALKIN*               Director
PHILLIP M. SKIDMORE*         Director
MICHAEL J. VOGELZANG*        Director
DORAN M. YOUNG*              Director


*By:   /s/ DAVID G. WOJDYL                                        March 26, 2003
      ----------------------
       (David G. Wojdyl,
       Attorney-In-Fact)



____________
* Executed copies of the Powers of Attorney were filed as Exhibit 99.6.2 to Registration Statement No. 333-88434 on July 11, 2002.
**   Executed copies of the Powers of Attorney were filed as Exhibit 99.6.3 to Post-Effective Amendment No. 4 to Registration Statement No. 333-42455 on July 26, 2002.

                               CONSENT OF COUNSEL

            The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as
Exhibit 99.3.1 to this Registration Statement.


                         CONSENT OF INDEPENDENT AUDITORS

            The Sponsors and Trustee of Empire State Municipal Exempt Trust, Guaranteed Series 170


            We have issued our report dated March 26, 2003, on the Statement of Condition and related Securities Portfolio of Empire State Municipal Exempt Trust, Guaranteed Series 170 as of March 26, 2003, contained in this Amendment No. 1 to the Registration Statement No. 333-101242 on Form S-6 and Prospectus. We consent to the use of our report in the Registration Statement and Properties and to the use of our name as it appears under the caption "Auditors."





GRANT THORNTON LLP
New York, New York
March 26, 2003